EASTERN CARIBBEAN SUPREME COURT
BRITISH VIRGIN ISLANDS

IN THE HIGH COURT OF JUSTICE
(COMMERCIAL DIVISION)

CLAIM NO. BVIHC (COM) 2020/0165

BETWEEN:

IsZo CAPITAL LP

Claimant

and

(1) NAM TAI PROPERTY INC
(2) GREATER SAIL LTD
(3) WEST RIDGE INVESTMENT COMPANY LTD

Defendants

Appearances:
> Mr. Martin Moore QC, Mr. Edward Davies QC and Mr. Ben Griffiths, with them Mr. Nicholas Burkhill of Ogier for the Claimant
> Anthony, Lord Grabiner QC, with him, Miss Rosalind Nicholson of Walkers BVI, and Mr. Henry Hoskins for the First Defendant
> Mr. Gerard Clarke, with him Mr. Andrew Emery of Emery Cooke, and Ms. Gurprit Mattu and Ms. Victoria Thomas for the Second Defendant
> The Third Defendant did not appear and was not represented

_____

2021 January 29
February 1-5, 8-12, 23 and 24
March 3

_____

JUDGMENT

[1]   **JACK, J [Ag.]**: This is a shareholder dispute concerned with the control of the first defendant ("Nam Tai"), a BVI company listed on the New York Stock Exchange. The claimant ("IsZo") is an investment fund run by Dr. Brian Sheehy ("Dr. Sheehy"). Nam Tai was originally an electronics company based in Shenzhen in the People's Republic of China. More recently it has become a property development company. IsZo alleges that Nam Tai is and has since 2017

been in the *de facto* control of Kaisa Group Holdings Ltd ("Kaisa"), the holding company in the People's Republic of a number of businesses including a large property development arm.

[2]   On 11th September 2020 a group of shareholders in Nam Tai, said to hold over 30 per cent of the votes attaching to the registered shares, served a requisition on Nam Tai to hold a special meeting of the company. The purpose of the meeting was to remove five directors said to be associated with Kaisa (and any directors appointed since the date of the requisition) and to appoint six new directors as named by the requisitionists in the requisition. The board of Nam Tai has not yet called the special meeting.

[3]   On 5th October 2020, Nam Tai placed 16,051,219 newly issued shares with the second defendant ("Greater Sail") for $150 million and 2,603,366 newly issued shares with the third defendant ("West Ridge") for $25 million. The name for this type of placement is a "PIPE", a private investment in public equity. Greater Sail is a wholly owned indirect subsidiary of Kaisa. West Ridge is independent of Kaisa, but is said to be supportive of Kaisa. The effect of the PIPE was to increase the shares held by Greater Sail in Nam Tai from about 23.9 per cent to about 43.9 per cent. West Ridge held about 4.5 per cent after the PIPE, having not previously held any shares in Nam Tai.

[4]   By a claim form (now amended) and statement of claim (also now amended) issued on 13th October 2020, IsZo seeks:

(a) Declarations that the purported allotments of shares to Greater Sail and West Ridge pursuant to the PIPE were ineffective and void;

(b) Orders setting aside the allotments;

(c) Rectification of Nam Tai's share register to reflect the above;

(d) An order pursuant to section 86(1)(b) of the **BVI Business Companies Act 2004**[1] that a meeting of Nam Tai be held to consider the resolutions sought by the requisition; and

(e) Directions for the holding of such a meeting.

---

[1] No 16 of 2004, Laws of the Virgin Islands.

[5]   On 14th October 2020 I granted an *ex parte* injunction to hold the ring between the parties. On the return date of 19th October 2020 Nam Tai gave undertakings. There have since been a number of further hearings which resulted in an order for a speedy trial. The parties have reached an agreement among themselves as regards the position of West Ridge, which was incorporated in a Tomlin order of 14th December 2020. The effect is that West Ridge has not had to participate in the proceedings since the agreement was reached.

[6]   I heard the trial entirely virtually. All of the defence witnesses gave evidence from Macau or Hong Kong. Due to time differences this meant that the hearings from 2nd February to 12th February were conducted from 8.30am until between 11am and 11.30am BVI time (8.30pm to 11 or 11.30pm Macau and Hong Kong time). The opening speeches on 29th January and closing speeches on 23rd and 24th February 2021 were conducted in normal court sitting hours. The evidence of Dr Sheehy on 1st February commenced at 8.30am and continued until about 3pm. He gave evidence from New York. Although there were occasional internet glitches, these did not substantially interfere with the fair hearing of the trial.

The undisputed facts: the lead-up to the dispute

[7]   Nam Tai's business commenced in 1975. It was a supplier of electronic parts especially to computer and later mobile phone manufacturers. The current company was incorporated in this Territory in 1987 under the name Nam Tai Electronics Inc. The electronic parts were manufactured in factories in Shenzhen. Shenzhen was then an underdeveloped part of China. Nam Tai was able to buy the land on which it built the factories very cheaply. In 1988 Nam Tai floated on the NASDAQ stock exchange in the United States. In 2003 the listing was moved to the New York Stock Exchange. Many shareholders have been US investors.

[8]   In the course of the current century, the electronics business went into a decline. In 2014 Nam Tai decided to reinvent itself as a property development company. It changed its name to Nam Tai Property Inc, with the Stock Exchange moniker of NTP. Nam Tai's unique selling point as a property development company was

that it held land in Shenzhen which was ripe for redevelopment. By this time, Shenzhen had ceased to be an underpopulated rural area and had become one of the most vibrant commercial and residential hubs in the booming economy of China. The land, which had been acquired for a pittance, was now extremely valuable.

[9] Nam Tai, however, had a problem. As an electronics company it had no experience in property development. Property development in the People's Republic (like everywhere) is a specialist business. It is common ground that Kaisa, which had a property development arm, became involved with Nam Tai from July 2017. Kaisa became Nam Tai's largest shareholder. By the end of 2017 it held 25 per cent of the shares, although latterly this reduced to about 23.9 per cent of the shares. In addition, the make-up of the board of directors was changed. The extent to which Kaisa had control of the board is in dispute and I shall return to this issue. Senior management of Nam Tai was changed, so as to be staffed by executives formerly at Kaisa.

[10] From 2017 Dr. Sheehy started to acquire shares in Nam Tai through IsZo, the investment fund he ran. The particular attraction of Nam Tai to him was the prospective realisation of profits from the sale of the Shenzhen properties, once these had been developed. He considered Nam Tai was greatly undervalued. By March 2018 IsZo held about 8.8 per cent of the shares in Nam Tai. In the course of 2019 and the early part of 2020, various US investors, including Dr. Sheehy, expressed concern about the direction of Nam Tai's business and its engagement with investors.

[11] On 19th March 2020 Nam Tai purchased a substantial parcel of land in Dongguan City ("the Dongguan land") in Guangdon province for RMB 705.48 million (somewhat in excess of US$100 million). The land was sold at public auction and it is common ground that the price was a proper market price. Somewhat astonishingly this transaction was made by Nam Tai's management without any discussion or approval of the purchase by the board of directors.

[12]   The root of the dispute between the parties is the future direction of Nam Tai's business. Dr. Sheehy's view is that Nam Tai should realise the extra-ordinarily large profits from the existing Shenzhen land and buy back shares. He strongly opposed the purchase of the Dongguan land, because, having been bought at market price, it will not be as profitable as the Shenzhen land. The current management of Nam Tai take the view that Nam Tai should develop a long-term business of property development. Pursuing that strategy inevitably involved buying more land, otherwise the business would simply peter out. It is not for the Court to determine which policy is better: that is a matter for the shareholders.

[13]   On 30th April 2020 the board of Nam Tai announced that it would hold its annual general meeting of shareholders on 5th June 2020. At that meeting seven of the existing directors were reëlected, in each case by about 80 per cent of the votes. A proposal to elect Aaron Kwok to the board was defeated. Aaron Kwok is the twenty-five year old son of Ying Chi Kwok ("YC Kwok"), who was the chairman of the board and chief executive officer of Nam Tai. Aaron Kwok's career had been as a jeweller. He had no property development experience. YC Kwok is also the brother of Ying Shing Kwok ("YS Kwok"), who was and is the chairman of Kaisa.

[14]   In the meantime, on 27th May 2020, IsZo had published a long open letter to shareholders. In it Dr. Sheehy did not mince his words:

> "• **Actions of Management and the Board Have Destroyed the Share Price:** The Company's stock price is trading at just $4.05 per share… — a **70% decline** in share value since Kaisa replaced NTP's former CEO with Mr. Ying Chi Kwok, the younger brother of Kaisa's CEO, on January 29, 2018. This harrowing shareholder loss is the result of ruinous leadership, abrogation of corporate governance, and haphazard capital allocation strategy under the direction of a Kaisa-controlled management team and Board.
> • **Failure to Optimize the Company's Assets:** The intrinsic value of the Company is significantly higher than the stock price reflects. [He sets out valuation evidence.] The Company has made no effort… to realise the true value of the Company's real estate assets for the benefit of shareholders…
> •**Dangerous Capital Allocation Decisions:** The most recent example of the Company's poor capital allocation strategy is the purchase of a **$101 million** residential development on Dongguan City using **over 80% of the**

Company's cash. If the Company continues to recklessly deploy capital while ignoring opportunities to monetize existing assets, the Company's intrinsic value will be in jeopardy." (Dr. Sheehy's emphasis.)

[15] The letter went on to discuss allegations from 2015 of corruption on the part of the Kwok brothers and the temporary delisting of Kaisa on the Hong Kong Stock Exchange in that year. It discussed a history of related party transactions with Kaisa which raised, Dr. Sheehy said, the "alarm of self-dealing." Under the heading "Convoluted, Misaligned Capital Allocation Strategy", he said:

> "With NTP's stock trading at record lows, the Company has a valuation opportunity to invest in its own shares. But, rather than purchase stock at a fraction of net asset value, the Company has instead announced an intent to pursue an aggressive acquisition strategy with no communication about the costs, expected returns, or any other relevant information to shareholders."

The letter went on to advocate replacing all but two of the directors on the board. The two directors to be kept were Mr. Peter Kellogg ("Mr. Kellogg") and Mr. Mark Waslen ("Mr. Waslen"), who were based in New York and Vancouver respectively. It is common ground that these two directors were undoubtedly independent.

[16] Mr. David Wan ("Mr. Wan"), who was then Nam Tai's deputy general manager (internal audit), immediately thereafter sought legal advice on an allotment of shares by Nam Tai. This was with the agreement of Ms. Zhang, the then chief financial officer. In a WeChat exchange of 29th May, Mr. Wan said to Ms. Zhang: "If they [IsZo] have got enough votes, they're going to change the board. Prosecution [i.e. the institution of proceedings[2]] would come later. Our status[3] is very dangerous." Ms. Zhang replied: "Don't worry. The Chairman has his solution [or strategy[4]]."

---

[2] The interpreter's translation: transcript, day 10 p 15.
[3] The printed translation is "statue", but the interpreter at trial confirmed the proper translation is "status".
[4] Transcript, day 10 p 16.

[17]   On 8th June 2020, a lawyer (referred to only as "Virginia") at K&L Gates, a firm used by Kaisa, advised on the issue of additional shares by Nam Tai. The advice is summarized in a WeChat message Mr. Wan sent to Ms. Zhang as follows:

> "I've been in touch with Virginia. Because it is an overseas issuer, it does not issue additional shares though the general meeting of shareholders. There is no cap according to the regulations (20% for US companies). No regulation of NTP shows that the issue of additional shares requires the approval of shareholders. But we have a high risk of litigation, involving such as the management, the board of NTP, NTP itself and all parts of 1638 [Kaisa's identification number on the Hong Kong Stock Exchange], in respect of due diligence and rationality of transaction. The board management is not unnecessarily secure against wilful negligence, and more cases need to be decided by a court."

[18]   On 2nd June 2020, Nam Tai held a board meeting to discuss the letter. Mr. Kellogg and Mr. Mark Waslen said that the letter reflected the sentiment of many US investors and that, if the matter came to a shareholders' meeting, the current board might well lose.

[19]   On 9th June 2020, Mr. Wan drafted a bilingual document, probably as an internal working document, summarising the issues arising from IsZo's open letter of 27th May. He noted:

> "2. …NTP's key assets are projects under development into technology parks in Shenzhen, which are sites of former manufactories. A new piece of residential land in Dongguan, acquired in March 2020 through a transparent auction organized by local government, upsets IsZo as it believes the Company could never acquire new land as cheap as the legacy land resources. Share price has fallen by ~70% since new management team onboard in Feb 2018, until release of IsZo's Open Letter. Since May 27, NTP's share price roughly doubled.
>
> 3. NTP mgmt supported by Kaisa and at least 5 out of 7 directors…
>
> [He then noted the provisions of the Articles for requisitions and shareholders' resolutions and the fact that BVI law allows 'issuing significant shares without shareholder approval'.]

7. Major options being considered: i) talk with potential board seat(s) to IsZo, suggested by Peter [Kellogg]; and ii) asset injection from Kaisa to boost shareholding %."

[20] The following day, Mr. Wan amended the document to remove what had been para 7 (the asset boost from Kaisa) and the reference to the requirements of a requisition. It is noticeable that this is one of the few documents internal to Nam Tai which refers to IsZo's alternative plan for the business.

[21] On 16th June 2020, Railroad Ranch Capital Management LP, another shareholder in Nam Tai, issued a letter of support for IsZo.

The loan agreements: Nam Tai's business model

[22] At this time, Nam Tai's borrowings were summarised uncontroversially in the witness statement of Fei Peng Jiang ("Mr. Jiang"), Nam Tai's current head of corporate finance, as follows:

> "20. During 2019, the Company had significant demands for cash flow to finance its large ongoing construction projects. The Company took out a number of loans during 2019 in order to finance these costs so that it could use its existing cash to finance the acquisition of new land for future development. Suitable new land was eventually identified and purchased by the Company in March 2020 in Dongguan using the Company's existing cash. I describe the loans taken out by the Company in 2019 below.
>
> 21. On 8 August 2019, Nam Tai SZ [a wholly owned subsidiary of Nam Tai] entered into a loan agreement with BOB [Bank of Beijing] for a loan of up to RMB 50 million (approximately US$ 7.1 million using historical exchange rates) to Nam Tai SZ, to be repaid within three years from the first drawdown (the 'BOB Loan Agreement'). The purpose of the loan was to fund renovations of Nam Tai Inno Park [one of the Shenzhen factory sites].
>
> 22. The same day, Zastron Electronic (Shenzhen) Co Ltd ('Zastron'), a wholly owned subsidiary of Nam Tai SZ, entered into a guarantee agreement with BOB to secure the due performance of Nam Tai SZ's obligations under the BOB Loan Agreement.
>
> 23. On 25 September 2019, Nam Tai SZ entered into a composite credit agreement with CEB [China Everbright Bank], pursuant to which CEB

granted a facility up to the amount of RMB 10 million (approximately US$ 1.4 million) to Nam Tai SZ for the period from October 2019 to October 2020. The Company also obtained another RMB 10 million facility (approximately US$ 1.4 million) from CEB on 21 October 2019 for further working capital.

24. On 27 September 2019, a working capital loan agreement was entered into between Nam Tai (Shenzhen) Industrial Operation Management Co Ltd, a wholly owned subsidiary of Nam Tai SZ ('Nam Tai Management'), and Industrial Bank for a loan of RMB 30 million (approximately US$ 4.2 million), which was to be repaid by Nam Tai Management in twelve instalments (the 'Industrial Bank Loan Agreement').

25. On the same day, a guarantee agreement was entered into by Zastron and Industrial Bank to secure the due performance of Nam Tai Management's obligations under the Industrial Bank Loan Agreement.

26. On 27 September 2019, Zastron entered into a fixed asset loan agreement with BOC for a loan of up to RMB 1 billion (approximately US$ 140.2 million) (the 'BOC Loan Agreement'). The loan was a fixed asset loan for the construction and development of the Inno Park project.

27. On the same day, a guarantee agreement was entered into by Nam Tai SZ and BOC [this must mean: 'between Nam Tai SZ and BOC'] to secure the due performance of Zastron's obligations under the BOC Loan Agreement.

28. On 31 October 2019, Nam Tai SZ entered into a credit agreement with SRCB [Shenzhen Rural Commercial Bank], under which SRCB granted a facility up to the amount of RMB 1 billion (approximately US$ 141.6 million) to Nam Tai SZ for the period from 20 December 2020 to 20 December 2024 to support the Nam Tam Technology Centre project (the 'SRCB Credit Agreement'). This loan was obtained from a local bank because the state-owned banks were unwilling to provide finance for this project, even with Kaisa as a significant shareholder in the Company. This is an illustration of the difficulties in obtaining finance in the PRC for this sort of development.

29. On the same day, Nam Tai Electronic & Electrical Products Limited (renamed Nam Tai Group Ltd in January 2020) ('Nam Tai Electronic') entered into a Maximum Pledge Agreement with SRCB to secure the due performance of Nam Tai SZ's obligations under the SRCB Credit Agreement, under which it pledged to SRCB all of the shares in Nam Tai SZ which were held by Nam Tai Electronic.

30. On 19 December 2019, Nam Tai SZ and SRCB entered into a supplemental credit agreement in which they agreed on the amount of

fees payable to SRCB for the drawdowns by Nam Tai SZ under the SRCB Credit Agreement.

31. On or around 6 January 2020, a loan agreement was entered into between Zastron and XIB [Xiamen International Bank] for a loan of up to RMB 110 million (approximately US$ 15.8 million) from XIB to Zastron, repayable on or before 6 January 2022, for the renovation works of the three buildings in Nam Tai Inno Park (the 'XIB Loan Agreement').

32. On the same day, Nam Tai SZ entered into a guarantee agreement with XIB to secure the due performance of Zastron's obligations under the XIB Loan Agreement.

33. The various Loan Agreements I have just referred to all contained provisions for default. All of them also contained provisions for cross-default. I understand that the effect of a provision for cross-default is broadly that a default under one agreement has a knock on effect of triggering a default under another agreement."

[23] It can be seen from this account that, although there are cross-default provisions, there is no liability on Nam Tai itself. Dr. Sheehy explained this as follows in cross-examination.[5] It began with me seeking to clarify a point:

> "THE COURT: The cash [held by Nam Tai], you are saying, is going to be something which is always going to be available because you don't have the equivalent of fixed and floating charges in China. Is that the point you are making?
> THE WITNESS: No, no, no. When a company develops real estate, they get [a] loan as secured by the individual property. So let's say Nam has three real estate developments. Let's say the bank or there is a problem with one of the loans, they still keep the other two developments, right. And then they have to work out the one where there is a problem at the bank. And then they usually have cash in a separate bucket such that even if one of the parties have problems, they still keep their cash in a different bucket. So, the whole point is that, you know, when a real estate developer would never develop any building unless, you know, having a problem with one project, there is no way for it to spread to its other portfolio product. So, basically, there is limited downside on each project to zero and having a problem with one loan doesn't make any of the other projects much viable.
> …
> BY LORD GRABINER: Q. I suppose subject to one point on that, Dr. Sheehy, and that is I suppose that there are cross-default provisions?

---

[5] Transcript, day 2, pp 97-100.

A. But that's why the loans — real estate developers they always know to get non recourse loans on their property. So, for example, with Nam Tai, they have historically funded all of their different real estate projects with loans that are non recourse to the parent company and their only recourse is to the sub that owns the specific piece of land.

Kaisa, on the other hand, is much more highly leveraged. They have both recourse debt at the individual property level but they also have a holdco debt which does have cross-default provision. So Kaisa's enterprise is much riskier in generally than someone like Nam Tai that generally only has recourse debt.

Q. Yes. But I mean if you got bank loans from say Chinese state-owned banks, you know, and they want cross-default provisions depending —

A. Then you don't take them out from that loan because Nam Tai, so as far as all of the public disclosures that I am aware, they have never taken out parent or holdco debt. They have only taken debt that's recoursed in individual projects, such that if the loan is recalled, the bank only has recourse under that individual property.

So that's why if the bank called in a loan, the board of directors' fiduciary duty would say well, is it worth like issuing shares or borrowing just to save that one project, because if that one project is not that valuable, then maybe it's worthwhile to selectively default the one project and keep the other projects going."

[24] It was common ground that in China banks were forbidden from lending to property development companies for the purchase of development land. In other words, property development companies had to purchase the land with their own capital. Once land was bought, it was permissible to borrow in order to fund the cost of development. However, it was not easy to obtain finance. Having a major developer like Kaisa involved with Nam Tai made it easier to persuade banks to lend.

[25] There was no issue that these considerations were key to Nam Tai's business model. They were of course well known to the directors.

[26] The comparatively small sums owed to some of the banks should also be noted: BOB $7.1 million; CEB $2.8 million; Industrial Bank $4.1 million; XIB $15.8 million. These smaller lenders total $29.8 million. The biggest lender by far was BOC, but this bank had the security of the Inno Park project which was almost complete. SRCB I deal with below. (There were obviously changes in the precise amount

borrowed as repayments were made and interest charged, but it has never been suggested that the order of magnitude altered.)

The undisputed facts: lead-up to the requisition

[27] On 16th July 2020, IsZo and various dissident shareholders made a joint filing and solicitation agreement to support the making of a requisition to Nam Tai for the holding of a shareholders' meeting to replace the board. The agreement was filed with the US regulator ("the SEC", the Securities and Exchange Commission) and became a public document. IsZo moved from being a passive to an active investor, again by filing a public document. On 20th July 2020 IsZo published a further letter criticising the board.

[28] At the time, the directors comprised YC Kwok, Dr. Wing Yan "William" Lo ("Dr. Lo"), Mr. Vincent Fok ("Mr. Fok"), Prof. S Zong Wu ("Prof. Wu") and Prof. Aiping Lyu ("Prof. Lyu"), Mr. Kellogg and Mr. Waslen. Dr. Lo had been a director of Nam Tai since 2003, long before it became a property development company. Mr. Fok, Prof. Wu and Prof. Lyu had been brought on to the board at the suggestion of Kaisa.

[29] On 21st July 2020, Nam Tai sent an email to Latham & Watkins LLP, a New York firm of attorneys, and Maples & Calder, a BVI firm, with a view to a telephone conference to discuss the recent developments. Following this there was a meeting of Nam Tai's audit committee.

[30] On 22nd July 2020, CEB sent an email to Mr. Jiang in these terms (in agreed translation):

> "Recently, our bank has noticed that since May 26, investors of your group have repeatedly issued open letters, which have caused negative impact on your company. This matter has attracted our attention and we hope to maintain close communication with your company. In view of the credit-granting cooperation between your company and bank, our reminder is as below:
> According to Article 19, Chapter 9 of the General Facility Agreement... signed by your company and our bank on 21 October 2019, in the event any major instability in your company, you need to inform our bank in

advance, so that our bank can reconsider the feasibility of the line of credit, and we will reserve the right to recover the principal and interest of the loan in advance according to the agreement."

[31] The following day Nam Tai negotiated a retainer of Innisfree to provide consulting and solicitation services in connection with IsZo's solicitation of shareholders for a requisition. On 24th July 2020, Nam Tai retained the firm of Joele Frank to provide public relations services. Subsequently Nam Tai retained Kroll to investigate the directors proposed by IsZo. At the end of the month, or start of August, Nam Tai retained Latham & Watkins LLP and Walkers as its New York and BVI legal representatives respectively. This was followed by a presentation from the lawyers giving a fairly high-level summary of legal principles applicable to defending an attack by activist investors. It includes a brief discussion of possible changes to the Articles of Nam Tai and the first reference to excluding the possibility of a majority of shareholders making a binding written resolution, as was then permitted under the Articles.

[32] On 5th August 2020, Nam Tai published a public letter defending its business policies and answering the points made by IsZo. The company also started discussions with Houlihan Lokey, an investment bank, for advisory and valuation services.

[33] Later during this month there were discussions between Mr. Jiang and SRCB about borrowing RMB 220 million (about $32 million). The loan would be taken out by Shi Cheng Electronic (a Nam Tai subsidiary) and would be guaranteed by three other Nam Tai subsidiaries (but not by Nam Tai itself). A mortgage and pledge of revenue from the Inno Valley development (one of the Shenzhen properties) and a mortgage of the Wixi Plant would be granted.

[34] On 21st August 2020 Latham & Watkins (with input from Walkers) proposed various changes to the Articles of Nam Tai in order to give greater protection against hostile activists. On 27th August 2020 Kroll reported to Nam Tai on the

directors proposed by IsZo. Nothing particularly damning was discovered, save that some of the proposed directors were inexperienced.

The requisition and its aftermath

[35]   On 11th September 2020 IsZo served a requisition by email on Nam Tai's registered agent in Tortola. The requisition was supported by some 40 per cent of the votes of shareholders. (A hard copy was delivered on 15th September, but it is no longer in dispute that the 11th September service was good.) The same day, Mr. Kellogg, representing about 19.08% of the shares, filed a statement of support for the requisition with the SEC.

[36]   On 13th September 2020, Innisfree told Nam Tai and its advisors the following:

> "Attached is an updated top [share]holders list identifying who consented and who did not. Most importantly, Peter Kellogg only consented 5.8mm shares — meaning he has another ~4% of his shares that he can consent. Peter was the very last shareholder to consent and IsZo would not have gotten to 30% without Peter. In addition, IsZo was able to get support from ~2 million retail shares without ever mailing a proxy statement. We would expect IsZo to be able to get support from the same 2mm shares in a proxy fight, plus additional new shares from an aggressive solicitation program.
>
> If Peter consents his additional 4%, that puts IsZo at 44%. We should assume that they have some additional consents that are underway, but just wanted to get this process started. Also, we should expect that hedge funds will be buying shares this week on the expectation that something with happen at NTP. All of these factors, including retail participation, taken together lead Innisfree to believe that if there is a proxy contest, **there is a substantial likelihood that IsZo could achieve a 50% of outstanding shares**. We will continue to update our analysis throughout the week." (Innisfree's emphasis)

[37]   The same day, Mr. Raymond Wen ("Mr. Wen"), Nam Tai's company and board secretary, emailed the directors to inform them of the requisition.

[38]   On 14th September 2020, YC Kwok resigned as chairman, director and chief executive officer of Nam Tai, ostensibly for "personal reasons". Mr. Wen emailed the information to the directors and proposed to convene a special meeting of the

board on 21st September. The necessary public disclosure was made with the SEC.

[39]   The same day WeChat messages between Mr. Wan and Ms. Zhang record that "the chairman" (probably a reference to YC Kwok) was during the afternoon considering various options. By the evening, a plan appears to have been devised and communicated to management, which led to Mr. Wan saying: "The idea of the Chairman is so brilliant. [Grin]" and Ms. Zhang responding "[Trick][Trick]". (The square-bracketed expressions are Chinese-language emojis.) Mr. Wan's explanation in cross-examination of YC Kwok's "brilliant" idea was that he would resign and leave the "hot kitchen". (I shall return to this evidence.) Mr. Wan sent a further message to Ms. Zhang immediately afterwards: "Of course we have to keep it a secret and let a bank customer vendor do it."

[40]   Following YC Kwok's resignation, YS Kwok asked Dr. Lai Ling Tam ("Dr. Tam") to be YC Kwok's replacement. Dr. Tam says that he discovered a developing liquidity crisis. I shall come back to the evidence about this and the dates on which key developments in the liquidity crisis occurred.

[41]   On 16th September 2020, Kirkland & Ellis ("Kirkland") emailed Walkers and said they were "reaching out" at Felix Law's suggestion. Felix Law ("Mr. Law") was an inhouse lawyer at Kaisa. Walkers sought clarification as to whether they were authorised to take instructions from Mr. Law on behalf of Nam Tai. A conference call was subsequently made with Dr. Tam, Mr. Wan, Mr. Law and others from Nam Tai and Kaisa and various professionals from Joele Frank and Kirkland. Walkers do not seem to have been on the call. No attendance note appears to have been kept.

[42]   On 17th September, Kirkland and Walkers discussed amendments to the Articles and in particular the need to amend or delete the provision allowing shareholders to make binding written resolutions by a majority. Mr. Dusek of Kirkland said: "We obviously need to consider the public messaging around of this etc." Min Lu said:

"With respect to the share issuance option, would it [be] possible under the BVI laws that Kaisa (as a significant shareholder of the company) acts as an underwriter to underwrite a rights issue, so that Kaisa can take up any rights shares that are not taken up by other parties, so increasing their shareholding? We would like to know if you see any fiduciary duty issues under the BVI laws (assuming they have a good reason to raise the funds) with respect to this arrangement."

The language of this email suggests that Nam Tai had not given any instructions to its lawyers that there was in truth any need for further funds at that stage. Certainly nothing is said about an imminent liquidity crisis.

[43]   Jo Lit of Walkers responds:

"I understand that you would like to have our BVI law analysis of the fiduciary duties in the following scenario:
a. Rights issue, fully underwritten by Kaisa
b. Placement — to an independent third party and
c. Placement — to Kaisa only.
We will provide you with our analysis as soon as we can.
We also got your instruction that the new chairman of Nam Tai is the CFO of Kaisa. This is well noted with thanks."

No subsequent document disclosed in these proceedings discusses the possibility of a rights issue underwritten by Kaisa. (Dr. Tam was in fact a senior advisor to Kaisa rather than its chief financial officer.)

[44]   On 19th September, Ms. Lu emails Walkers to ask for their:

"thought[s] on the Company's new proposal about enlarging the board base from existing max of 8 to 9 for the following reasons.
1)   This addresses Peter's repeated mentioning of 'some board representation' for activists;
2)   This paves the way for Mr. Tam to call Peter to say: 'I have thought of your suggestion, and we'd welcome this by extending the max no of board from 8 to 9, and we (meaning Peter & Mr. Tam) should invite 2 more members to join the board';
3)   The Article 37 amendment [concerning shareholders' written resolutions] is toned down. Mr. Tam can further say to Peter: 'by the way, we'd also take this opportunity to amend a few Articles just to modernise the M&A in line with prevailing market practice'.

16

4) Mr. Tam'd look responsive & sincere to Peter by taking immediate action to facilitate two activists to join, while maintaining majority control."

[45] On 21st September, the board met. Dr. Tam was elected as chairman. Mr. Kellogg voted against the appointment on the basis that Dr. Tam was too close to Kaisa. The amendments to the Articles were approved, including a new requirement that shareholders' written resolutions required unanimity. Mr. Wang was promoted to chief executive officer. Mr. Wan was appointed as chief financial officer. Both were Kaisa-affiliated. At this point, Dr. Tam realised that Mr. Kellogg might well support the requisitionists.

[46] On 22nd September, at Dr. Tam's request, Mr. Wan prepared a cash-flow forecast for Nam Tai. In an email to Latham & Watkins later that day, Mr. Wan said:

> "We have assumed under extreme circumstances, in the event of a change of control, all bank loans will be called immediately, and that the company would not be able to secure new loans from the bank… [A]ccording to the forecast, we will have a cash deficit of over US$200 million… by the end of 2021."

The amount needed by the end of 2020 on a worst-case scenario was $82 million.

[47] The same day Mr. Wan exchanges WeChat messages with Mr. Wen about payments agreed with and due to various professionals. He said: "No bargain if [Latham & Watkins] must complete PIPE within 7 days. The subsequent bills will come later." When discussing a million dollar retainer with Houlihan Lokey, he said: "If there is not unexpected delay, the PIPE will be done in just a week or a bit longer."

[48] In a long email, again of the same day, Kirkland and Walkers respond to questions raised by Ms. Olivia Tan ("Ms. Tan"), who was Nam Tai's legal officer working in the Hong Kong office. The email starts: "As discussed, we understand that there are privilege and discovery obligations in the BVI and the work product of both Walkers and K&E may ultimately be discoverable. We suggest parties discussing

live regarding certain of your questions." Although there is no further email from any of the lawyers (including Latham & Watkins, when they were appointed in place of Kirkland that day) in similar terms, it is likely that this was the approach of all the New York and BVI lawyers, because there is a dearth of attendance notes produced on disclosure. I shall consider below what, if any, inferences should be drawn by this deliberate decision to prevent documents coming into existence.

[49] Later it continues:

> "4.1 As we received the requisitioning of a meeting of members, will the private placement or other equity finance at the moment be deemed as a defensive measures [*sic*] adopted by the board? [Walkers Note: As a matter of BVI law, the timing of a private placement or other equity financing would not of itself be determinative of the propriety of the financing, although it is a factor which would be likely to be taken into account. The BVI Court would consider a range of factors including (but not limited to) the need for additional funding for the Company, the funding options investigated by and available to the Company at the time, the precise terms of the funding option actually pursued by the Company, including the identity of the counterparty, and whether the terms were market and/or commercial terms and were entitled into in accordance with the directors' fiduciary duties in the best interest of the Company…]
>
> 5. Private placement to independent third party or to Kaisa?
> …5.2 If to Kaisa, how to minimize the risk? [K&E Note: follow the appropriate corporate governance processes, including approval by the independent audit committee.] [Walkers Note: as mentioned above, there are a range of factors to be considered, which would include the source of funding and the identity of the counterparty.]
>
> 6. Required time
> 6.1 How long would the Company take to conduct private placement/rights issue/convertible bonds respectively? [K&E Note: The process for rights offering would take several weeks. The Company also need to comply with certain NYSE requirements regarding rights offering, such as at least 10 days' advance notice of any record date fixed in connection with an offering of listed securities to shareholders, and giving shareholders at least 16 days after the rights have been mailed to subscribe to the offering. The process of private pricing analysis to be done by an investment bank/placing agent.]"

[50]   On 23rd September, Nam Tai issued a press release and filed it with the SEC. It
included the following:

> "[F]ollowing the resignation of Mr. Ying Chi Kwok, Nam Tai's lending
> banks expressed concerns that our relationship with Kaisa would be
> weakened. In fact it is difficult for small real estate companies to obtain
> bank financing in China. If the Board were to lose its relationship with
> Kaisa, which would be the case if IsZo's majority slate of nominees were
> elected to the Nam Tai Board, it would run the risk of loans being
> cancelled, while also severely limiting the Company's ability for future
> fundraising, consequently leading to IsZo's campaign.
> …
> As disclosed under [regulatory filings] as of December 31, 2019, Nam Tai
> entered into various agreements with five banks and obtained a total
> credit line of $298.9 million, of which $98.0 million has been withdrawn.
> Furthermore, with pre-leasing of the first development project of Nam Tao
> Inno Park underway, the Company was and is generating cash-flow.
> Contrary to IsZo's assertions, the Company's financial position remained
> strong even after the acquisition. Nam Tai's current ratio and debt ratio
> was 1.25X and 50.1%, respectively, as of December 31, 2019. After the
> successful bidding and settlement of the land payment as of the end of
> June 2020, our current ratio and debt ratio were maintained at a healthy
> level of 1.23X and 57.5% respectively. This reflects that this investment,
> as we planned, did not compromise the Company's financial conditions."

[51]   The same day SRCB sent a notice to Nam Tai Investment (Shenzhen) Co Ltd in
these terms:

> "It has come to our attention that Nam Tai Property Inc…, your ultimate
> shareholder is recently engaged in investor disputes, in which your board
> of directors may be reformed with substantial uncertainties casted upon
> your operation and management control.
>
> The credit package extended to you from us takes into account, among
> other factors, the status of having Kaisa Group as your single largest
> shareholder. The changes at NTP may lose you the support of a major
> shareholder that is highly experienced in the fields of property
> development. We shall closely monitor the development of the incident."

A meeting within three days is then requested.

[52]   On 24th September, Dr. Tam telephoned Mr. Kenny Khuong ("Mr. Khuong") at
Greater Sail. I shall come back to what is said about this call and what followed it.

The following day Greater Sail agree to invest $150 million in shares issued by way of a PIPE.

[53]   The same day, Mr. Drewry of Latham & Watkins emailed Dr. Tam, to say that he had spoken with Houlihan Lokey. "On[e] point on the scope [of their engagement] is that we will want them to look at least at a high level at potential alternatives to the pipe so the board has a record of having considered those potential alternatives."

[54]   The same day, Mr. Wan instructed Mr. Drewry to prepare a "holding letter for IsZo… We want to put the ball back in their court while we prepare the necessary PIPE."

[55]   On 25th September, Industrial Bank emailed a notice to Nam Tai noting that when it extended its loan to the company, Kaisa was a significant shareholder able to provide resources in real estate development. A change might adversely affect the loan facility and the bank reserved the right to terminate. On 26th September, CEB sent a similar notice.

[56]   On 27th September, BOC also noted the shareholder dispute and warned that if this continued, the bank might reconsider making further loans to Zastron and reserved the right to demand repayment of the existing facilities. Subsequently, on 29th October, BOC sent another notice in similar terms. This resulted in a meeting where a partial repayment of monies was agreed, albeit in a context where the Inno Park development was almost complete.

[57]   On Sunday 27th September, BOB wrote to Nam Tai Investment (Shenzhen) Co Ltd and said:

> "Recently, there has been negative news in the offshore capital market concerning your group, Nam Tai Group, on the risk of change of management control. In the credit assessment of the facility granted, our bank has considered multiple factors including the credibility of your shareholder Kaisa Group in the industry.

The above-mentioned change might adversely impact our overall facility. [A]ccording to the 'Facility Agreement' between you and our bank… our bank is entitled to take immediate actions to terminate or reduce the facility.

The relevant department of our bank is now assessing the impact of the abovementioned situation to the safety of the repayment of our facility. [O]ur bank reserved the right to demand immediate repayment of the principal and interest." (Minor grammatical infelicities corrected.)

[58]   On 29th September, Nam Tai paid SRCB $30.5 million.[6] This included $1.2 million in penalty interest. The following day — in other words, *after* the loan repayment had been made — Nam Tai received the advice of Fangda Partners on the SRCB notice of 23rd September.[7] I discuss Fangda Partners' advice below.

[59]   On 30th September, Mr Wan had a WeChat exchange with representatives of Haitong (who ultimately invested $25 million in the Nam Tai share placement through its subsidiary, West Ridge). The latter commented on the speed with which the PIPE was going through. Mr. Wan responded: "[N]ot much choice for us as the other side may go to the BVI court any time." This is a reference to the requisition.

[60]   On Friday 2nd October, Nam Tai gave notice to Mr. Fok, Prof. Lyu, Mr. Kellogg, Mr. Waslen and Prof. Wu (who was to act as chairman) of a meeting of the audit committee at 7.30am on Monday 5th October, Hong Kong time, or at 7.30pm or 4.30pm New York and Vancouver time respectively on Sunday 4th October to discuss "the proposed financing". At the same time notice was given to the above plus Dr. Tam and Dr. Lo of a meeting of the board forty-five minutes later. The board packs attached were a dense 176 pages.

[61]   The same day, Fangda Partners advised on the notices received from other banks.

---

[6] Tam, witness statement, para [38].
[7] Tam, affidavit, para [120].

[62]   On Saturday 3rd October Dr. Tam spoke briefly to Mr. Fok, Prof. Lyu, Prof. Wu and Dr. Lo by telephone. He did not talk to Mr. Kellogg or Mr. Waslen. I shall come back to these conversations.

[63]   At the audit committee meeting on 4th/5th October, the PIPE was approved with Mr. Kellogg and Mr. Waslen abstaining. Mr. Wan made the presentation of the management position. At the immediately following board meeting chaired by Dr. Tam, the PIPE was approved by the votes of Mr. Fok, Prof. Lyu, Prof. Wu and Dr. Lo. Mr. Kellogg, Mr. Waslen and Dr. Tam abstained. Dr. Tam presented the management position. There was very little discussion at either meeting, with at most a few desultory questions put.

[64]   Very shortly afterwards, the PIPE completed. The money for Greater Sail's share allocation was paid direct by Kaisa to Nam Tai. The mechanics of payment by West Ridge is not in evidence, but is not relevant. Nam Tai then made a public announcement of the PIPE at the SEC.

[65]   On 6th October, Dr. Tam on behalf of Nam Tai wrote to the requisitionists raising issues, for the first time, as to the validity of the requisition. The queries followed those raised in the Latham & Watkins/Walkers presentation in the board pack. Attorneys for the requisitionists replied on 13th October.

[66]   On 7th October, Mr. Jiang on the instructions of Mr. Wan and Mr. Wang wrote to the banks which had served notices. His email said nothing about the amount of money raised by the PIPE. Instead, he commented that Kaisa had increased its shares to 43.9 per cent and that the situation was now "stable".

[67]   The current proceedings were issued on 13th October. The following day I heard an *ex parte* application by Nam Tai. I granted an injunction to restrain Greater Sail and West Ridge from voting the shares granted through the PIPE at any meeting of shareholders or from disposing of them. There was a return day on 19th October where I continued the injunction. On 14th December the claim against West Ridge was stayed pursuant to a Tomlin order, pending determination of

IsZo's claim against Nam Tai and Greater Sail. There have been various interlocutory applications, many concerned with specific disclosure. I shall discuss disclosure issues when they arise.

IsZo's legal claims

[68]   The **BVI Companies Act 2004** provides:

> "120(1) Subject to this section, a director of a company, in exercising his powers or performing his duties, shall act honestly and in good faith and in what the director believes to be in the best interests of the company.
> …
> 121   A director shall exercise his powers as a director for a proper purpose and shall not act, or agree to the company acting, in a manner that contravenes this Act or the memorandum or articles of the company."

[69]   The issues on this are two:

(a)   What was the purpose for which the board of directors approved the PIPE? IsZo says the purpose was to give Kaisa *de facto* control of Nam Tai and defeat the requisition. Nam Tai says the purpose was saving the company from a liquidity crisis.

(b)   Did the directors act in the best interests of Nam Tai? Nam Tai say they acted in order to save the company for the benefit of all shareholders. IsZo say the directors wrongfully ignored material factors, prejudicing non-Kaisa shareholders.

[70]   As to the law, the differences between the parties were confined to issues of emphasis. I can take the law as conveniently set out in the closing submissions of Lord Grabiner QC and his juniors:

> "1. IsZo's primary claims concern its now familiar improper purpose allegation, i.e., that the directors who were responsible for the PIPE[8] 'acted for the purpose, or substantially for the purpose, of increasing the number of shares held by persons who would vote against the Proposed Resolutions, in order thereby to procure that the Proposed Resolutions, or any other resolutions that might in the future be put to the members of the Company for the removal of any director with a connection to Kaisa, or for

---

[8] Amended Statement of Claim at para 44.

the appointment of any of the Nominees, would be defeated and/or otherwise thereby to entrench the directors of the Company with a connection to Kaisa on the Board of Directors.'

2. That allegation forms the basis of IsZo's claim for breach of fiduciary duty and a breach of duty under section 121 of the **BVI Companies Act 2004**:

> '46. By acting for the Improper Purpose, the directors of the Company who were responsible for the Placement breached their fiduciary duty to exercise the power to allot shares in the Company under Article 2 for the purposes for which the power in question was conferred, and instead exercised that power for an improper and/or collateral purpose.
> 47. Further, or in the alternative, by acting for the Improper Purpose, the directors of the Company who were responsible for the Placement breached their duty under section 121 of the Act to exercise their powers as a director for a proper purpose.'

3. Though those allegations are presented as alternatives, they require the Court to answer the same question, namely did the directors who resolved to enter into the PIPE do so for a proper purpose.

4. The relevant legal principles are neither complex nor substantially in dispute. In determining whether a power is exercised for a proper purpose, the approach in this jurisdiction is to:

> (1) Identify the power whose exercise is in question: **Independent Asset Management Company Ltd v Swiss Forfaiting Ltd**[9] and **Antow Holdings Limited v Best Nation Investments**;[10]
> (2) Identify the proper purpose for which that power was conferred upon the directors;
> (3) Identify the purpose for which the power was in fact exercised; and
> (4) Decide whether that purpose was a proper purpose.

5. …[T]he power whose exercise is in question is the power to allot shares, conferred on the Board by Article 2 of Nam Tai's Articles. The proper purpose (or at least a proper purpose) for which that power is conferred is the raising of capital, and it is common ground that the allotment of shares for the purposes of raising capital is a paradigmatic case of the proper exercise of that power.

6. Accordingly, the only question before the Court is the purpose for which the power was in fact exercised.

---

[9] [2017] ECSCJ No 271, BVIHCMAP2016/0034 (determined 24th November 2017).
[10] [2018] ECSCJ No. 253, BVIHCMAP2017/0010 (determined 21st September 2018)

[I add that In **Swiss Forfaiting**, Webster JA held at para [44] that "once a court determines that the dominant purpose for the directors' decision is an improper purpose it does not matter what were the motives of the directors, however altruistic."

In **Antow**, Pereira CJ held at paras [23]-[25] that "a section 120(1) enquiry is largely, though by no means entirely, a subjective one… [D]irectors must exercise their discretion *bona fide* in what they consider — not what a court may consider — is in the interest of the company, and not for any collateral purpose. Nonetheless a section 120(1) enquiry has an objective overlay as *bona fides* cannot be the sole test, 'otherwise you might have a lunatic conducting the affairs of the company and paying away its money with both hands in a manner perfectly *bona fide* yet perfectly irrational'[11]. The courts will look for independent, objective evidence to test the director's claim to be acting *bona fide*."

At para [45] as part of her analysis of section 120(1), she said with reference to **Charterbridge Corp Ltd v Lloyds Bank Ltd**:[12] "I reiterate that a court will look for objective independent evidence to determine whether there was an honest belief on the part of a director… A court will not accept in any unquestioning way a director's assertion that he acted *bona fide* when the facts might appear to suggest otherwise."]

> 7. Answering that question self-evidently requires an examination of the facts of this particular case. The facts of other cases do not help, and IsZo's attempts to rely on the facts of those other cases… are a distraction from the key question, i.e., what was the purpose of the Board in entering into the PIPE?
>
> 8. That question is to be answered by reference to the following three principles, all of which are drawn from the leading cases of **Howard Smith v Ampol**[13] and **Eclairs Group Ltd v JKX Oil & Gas plc**…[14]
>
> 9. First, the question as to which purpose(s) actually motivated the directors in question is determined by reference to their subjective motivations. See, for example, **Eclairs**:
>> "15. …The important point for present purposes is that the proper purpose rule is not concerned with excess of power by doing an act which is beyond the scope of the instrument creating it as a matter of construction or implication. It is concerned with abuse of power, by doing acts which are within its scope but done for an improper reason. It follows that the test is necessarily subjective. 'Where the question is one of abuse of powers,' said Viscount Finlay in **Hindle v John Cotton Ltd**,[15] 'the state of mind of those

---

[11] Hutton v West Corp Railway (1883) 23 ChD 654 at p 671.
[12] [1970] Ch 62.
[13] [1974] AC 821 at p 835.
[14] [2015] UKSC 71, [2016] 3 All ER 641.
[15] (1919) 56 Sc LR 625 at p 630.

who acted, and the motive on which they acted, are all important'."

[I add for convenience, though not set out in Lord Grabiner QC's skeleton the next paragraph of **Eclairs**:

"16. A company director differs from an express trustee in having no title to the company's assets. But he is unquestionably a fiduciary and has always been treated as a trustee for the company of his powers. Their exercise is limited to the purpose for which they were conferred. One of the commonest applications of the principle in company law is to prevent the use of the directors' powers for the purpose of influencing the outcome of a general meeting. This is not only an abuse of a power for a collateral purpose. It also offends the constitutional distribution of powers between the different organs of the company, because it involves the use of the board's powers to control or influence a decision which the company's constitution assigns to the general body of shareholders. Thus in **Fraser v Whalley**,[16] the directors of a statutory railway company were restrained from exercising a power to issue shares for the purpose of defeating a shareholders' resolution for their removal. In **Cannon v Trask**,[17] which concerned the directors' powers to fix a time for the general meeting, Sir James Bacon VC held that it was improper to fix a general meeting at a time when hostile shareholders were known to be unable to attend. In **Anglo-Universal Bank v Baragnon**,[18] Sir George Jessel MR held that if it had been proved that the power to make calls was being exercised for the purpose of disqualifying hostile shareholders at a general meeting, that would be an improper exercise of the directors' powers. In **Hogg v Cramphorn Ltd**,[19] Buckley J held that the directors' powers to issue shares could not properly be exercised for the purpose of defeating an unwelcome takeover bid, even if the board was genuinely convinced, as the current management of a company commonly is, that the continuance of its own stewardship was in the company's interest. The company's interest was an additional and not an alternative test for the propriety of a board resolution."]

10. Secondly, it necessarily follows that the relevant enquiry is into the subjective motivations of the directors, not the effect of the impugned action. That is the case even if the directors in question turned their minds to the effect of their actions and even if the directors desired that effect.

---

[16] (1864) 2 H&M 10.
[17] (1875) LR 20 Eq 669.
[18] (1881) 45 LT 362.
[19] [1967] 1 Ch 254.

[I should, however, add this comment, which was not disputed in argument. The subjective motivation of a director is a matter of fact. In determining that factual question, it is relevant to consider the effect of the decision and the extent to which the director was aware of the effect of the decision. The only means by which the averment of a witness of his own subjective intention can be tested is by examining the surrounding facts, including the actual and foreseeable results of the witness's decision, and considering what can be inferred of the subjective intention of the witness therefrom.]

11. This principle was endorsed by the Privy Council in **Howard Smith**:[20]

'The main stream of authority, in their Lordships' opinion, supports this approach… In the High Court [of Australia] case of **Harlowe's Nominees Pty Ltd v Woodside (Lakes Entrance) Oil Co NL**,[21] an issue of shares was made to a large oil company in order, as was found, to secure the financial stability of the company. This was upheld as being within the power although it had the effect of defeating the attempt of the plaintiff to secure control by buying up the company's shares. The joint judgment of Barwick CJ, McTiernan J and Kitto J contains this passage:[22]

"The principle is that although primarily the power is given to enable capital to be raised when required for the purposes of the company, there may be occasions when the directors may fairly and properly issue shares for other reasons, so long as those reasons relate to a purpose of benefiting the company as a whole, as distinguished from a purpose, for example, of maintaining control of the company in the hands of the directors themselves or their friends. An inquiry as to whether additional capital was presently required is often most relevant to the ultimate question upon which the validity or invalidity of the issue depends; but that ultimate question must always be whether in truth the issue was made honestly in the interests of the company. Directors in whom are vested the right and the duty of deciding where the company's interests lie and how they are to be served may be concerned with a wide range of practical considerations, and their judgment, if exercised in good faith and not for irrelevant purposes, is not open to review in the courts. Thus in the present case it is not a matter for judicial concern, if it be the fact, that the allotment to Burmah would frustrate the ambitions of someone who was buying up shares as opportunity offered with a view to obtaining increased influence on the control of the company, or even that the directors realised that the

---

[20] At 836.

[21] (1968) 121 CLR 483.

[22] At p 493.

allotment would have that result and found it agreeable to their personal wishes..."'

…

13. This principle was reiterated by the Supreme Court in **Eclairs**:

'20. A director may be perfectly conscious of the collateral advantages of the course of action that he proposes, while appreciating that they are not legitimate reasons for adopting it. He may even enthusiastically welcome them. It does not follow without more that the pursuit of those advantages was his purpose in supporting the decision.'

14. The orthodoxy of this principle is reflected in Gower,[23] which explains that 'it is not the incidental, or even inevitable, delivery of these ends which is outlawed; many perfectly proper actions by directors will deliver such results. Rather, it is this being the motivation for the exercise of the power, where that motivation has been deemed improper.'

15. Thirdly, in determining the purpose for which the power was exercised the Court must give credit to the *bona fide* opinion of the directors. In particular, it cannot be suggested that the opinion of the directors was wrong or not reasonably held, or that the directors should have followed an alternative course.

16. That principle is similarly well established. As the Privy Council explained in **Howard Smith**:[24]

'Having ascertained, on a fair view, the nature of this power, and having defined as can best be done in the light of modern conditions the, or some, limits within which it may be exercised, it is then necessary for the court, if a particular exercise of it is challenged, to examine the substantial purpose for which it was exercised, and to reach a conclusion whether that purpose was proper or not. In doing so it will necessarily give credit to the *bona fide* opinion of the directors, if such is found to exist, and will respect their judgment as to matters of management; having done this, the ultimate conclusion has to be as to the side of a fairly broad line on which the case falls.

"The application of the general equitable principle to the acts of directors managing the affairs of a company cannot be as nice as it is in the case of a trustee exercising a special power of appointment."[25]'

17. A good illustration of the application of this principle can be found in **Harlowe's Nominees**. As noted above, that was a case in which an issue of shares, which had the effect of defeating the plaintiff's attempt to

---

[23] Gower's Modern Principles of Company Law (10th Ed by Paul Davies, 2016) at para 16.28.
[24] At 835.
[25] Mills v Mills, (1938) 60 CLR 150 at pp 185-186 (Dixon J).

secure control of the company, was found to be made for a proper purpose because it was made to secure the financial stability of the company. The High Court of Australia refused to set aside that finding, in part because the trial judge had made the following finding:

> 'I am sufficiently convinced of their [the directors'] credibility to hold that they at least did not make a placement with Burmah to thwart or prevent any possible influence or control of any shareholder of the Woodside Co. I also hold that although I believe the directors' opinion of the needs of the company was imprecise, probably intuitive and maybe erroneous, yet each one of them addressed his mind to the relevant problem and exercised the power to issue shares, *bona fide*, in order to raise money for the company's future requirements which they believed would exist. I am of the view that this was generally [*sic*; the High Court of Australia thought this was a typographical error for 'genuinely'] held by each of them and their desire was to give financial stability to the company in its future programme.'

[71] To this citation of authority, I would add the observations of Mr. Murray Rosen QC, sitting as a deputy High Court judge, in **Re Last Lion Holdings Ltd**:[26]

> "135. Although the point is not decisive on the facts of the present case, I accept the Defendants' submission that having regard to the Supreme Court, and the first instance decision of Mann J in **Eclairs Group** the 'but for' test must involve examination of what caused the majority of the board to vote as they did, but not that it established any subsidiary 'majority rule' test to the effect that unless a majority of the board *shared* the improper purpose, it cannot be treated as causative of their decision.
>
> 136. The question, to quote Lord Sumption again, is whether the board's power '…would still have been exercised for [proper] reasons even in the absence of improper ones.' If one director acts for an improper purpose and leads the others to vote with him in breach of their duties, especially their duty to act independently, he will have caused the power to be exercised for an improper purpose under the 'but for' test even if not under such a 'sharing majority rule' test. As it was put in **Colin Gwyer**:[27]
>
>> "… In relation to a board of directors comprising several persons, the fact that one director acted in breach of fiduciary duty when exercising his vote on a resolution should not invalidate the resolution **if the other directors acted in accordance with their duties.'** [Mr. Rosen QC's emphasis]

---

[26] Also known as Otello Corp ASA v Moore Frères & Co LLC [2018] EWHC 2347 (Ch).
[27] Colin Gwyer & Associates Ltd v London Wharf (Limehouse) Ltd; Eaton Bray Ltd v Palmer [2002] EWHC 2748 (Ch), [2003] BCC 885.

137. It would be bizarre to uphold a decision in which a majority of directors went along with the director acting for an improper purpose, without exercising any independent judgment — or indeed in my judgment, because they had been deceived or were careless. Whether or not they can be said to have 'shared' the improper purpose in those circumstances is an unnecessary (and possibly confusing) additional formulation."

[72]   This last observation was made in the context of the UK Supreme Court's "but for" test, which was not adopted by Pereira CJ in **Antow** and does not represent BVI law. However, in my judgment Mr. Rosen QC's point is not dependent on the validity or otherwise of the "but for" test. If a majority of a board were following the instructions of a single director without exercising independent judgment, then the motivation of the single director should be imputed to the other directors.

Greater Sail's points

[73]   Mr. Clarke took three points on Greater Sail's behalf. The first was that the claim against Greater Sail was parasitic on the claim against Nam Tai. If IsZo failed against Nam Tai, it necessarily failed against Greater Sail. This is conceded on IsZo's behalf.

[74]   The second is that Greater Sail was a purchaser for value without notice. The third is the "indoor management" point. I shall discuss these below.

Demeanour and contemporaneous documentation

[75]   I shall discuss the individual witnesses shortly. However, I first remind myself of the limitations of the assessment of the demeanour of witnesses. As Leggatt LJ (as he then was) said in **R (SS (Sri Lanka)) v Secretary of State for the Home Department**:[28]

> "36.   …[I]t has increasingly been recognised that it is usually unreliable and often dangerous to draw a conclusion from a witness's demeanour as to the likelihood that the witness is telling the truth. The reasons for this

---

[28] [2018] EWCA Civ 1391.

were explained by MacKenna J in words which Lord Devlin later adopted in their entirety and Lord Bingham quoted with approval:[29]

> 'I question whether the respect given to our findings of fact based on the demeanour of the witnesses is always deserved. I doubt my own ability, and sometimes that of other judges, to discern from a witness's demeanour, or the tone of his voice, whether he is telling the truth. He speaks hesitantly. Is that the mark of a cautious man, whose statements are for that reason to be respected, or is he taking time to fabricate? Is the emphatic witness putting on an act to deceive me, or is he speaking from the fullness of his heart, knowing that he is right? Is he likely to be more truthful if he looks me straight in the face than if he casts his eyes on the ground perhaps from shyness or a natural timidity? For my part I rely on these considerations as little as I can help.'

37. The reasons for distrusting reliance on demeanour are magnified where the witness is of a different nationality from the judge and is either speaking English as a foreign language or is giving evidence through an interpreter. Scrutton LJ once said that he had 'never yet seen a witness giving evidence through an interpreter as to whom I could decide whether he was telling the truth or not.'[30] In his seminal essay on 'The Judge as Juror' Lord Bingham observed:

> 'If a Turk shows signs of anger when accused of lying, is that to be interpreted as the bluster of a man caught out in deceit or the reaction of an honest man to an insult? If a Greek, similarly challenged, becomes rhetorical and voluble and offers to swear the truth of what he has said on the lives of his children, what (if any) significance should be attached to that? If a Japanese witness, accused of forging a document, becomes sullen, resentful and hostile, does this suggest that he has done so or that he has not? I can only ask these questions. I cannot answer them. And if the answer is given that it all depends on the impression made by the particular witness in the particular case that is in my view no answer. The enigma usually remains. *To rely on demeanour is in most cases to attach importance to deviations from a norm when there is in truth no norm*.' (Leggatt J's emphasis)"

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[29] "Discretion" (1973) 9 Irish Jurist (New Series) 1 at p 10, quoted in Devlin, The Judge (Oxford, 1979) at p 63 and Bingham, "The Judge as Juror: The Judicial Determination of Factual Issues" (1985) 38 Current Legal Problems 1 (reprinted in Bingham, The Business of Judging (Oxford, 2000) at p 9).

[30] Compania Naviera Martiartu v Royal Exchange Assurance Corp (1922) 13 Ll L Rep 83 at p 97.

[76]   This warning echoes the earlier observation of the judge, sitting at first instance, in **Gestmin SGPS SA v Crédit Suisse (UK) Ltd**,[31] where he said:

> "[T]he best approach for a judge to adopt in the trial of a commercial case is… to place little if any reliance at all on witnesses' recollections of what was said in meetings and conversations, and to base factual findings on inferences drawn from the documentary evidence and known or probable facts. This does not mean that oral testimony serves no useful purpose — though its utility is often disproportionate to its length. But its value lies largely, as I see it, in the opportunity which cross-examination affords to subject the documentary record to critical scrutiny and to gauge the personality, motivations and working practices of a witness, rather than in testimony of what the witness recalls of particular conversations and events. Above all, it is important to avoid the fallacy of supposing that, because a witness has confidence in his or her recollection and is honest, evidence based on that recollection provides any reliable guide to the truth."

[77]   Now this is not a binding rule. On the contrary, as the English Court of Appeal held in **Kogan v Martin**:[32]

> "We start by recalling that the judge read Leggatt J's statements in **Gestmin v Credit Suisse** and **Blue v Ashley**[33] as an 'admonition' against placing any reliance at all on the recollections of witnesses. We consider that to have been a serious error in the present case for a number of reasons… **Gestmin** is not to be taken as laying down any general principle for the assessment of evidence. It is one of a line of distinguished judicial observations that emphasise the fallibility of human memory and the need to assess witness evidence in its proper place alongside contemporaneous documentary evidence and evidence upon which undoubted or probable reliance can be placed… But a proper awareness of the fallibility of memory does not relieve judges of the task of making findings of fact based upon *all* of the evidence. Heuristics or mental short cuts are no substitute for this essential judicial function. In particular, where a party's sworn evidence is disbelieved, the court must say why that is; it cannot simply ignore the evidence."

---

[31] [2013] EWHC 3560 (Comm) at para [22].
[32] [2019] EWCA Civ 1645, [2020] FSR 3 at para [88].
[33] [2017] EWHC 1928 (Comm) at paras [65]-[69].

[78]   An oft-cited summary of the appropriate approach (albeit in the context of fraud rather than improper motive) is that of Robert Goff LJ in **Armagas Ltd v Mundogas SA (The Ocean Frost)**:[34]

> "Speaking from my own experience, I have found it essential in cases of fraud, when considering the credibility of witnesses, always to test their veracity by reference to the objective facts proved independently of their testimony, in particular by reference to the documents in the case, and also to pay particular regard to their motives and to the overall probabilities. It is frequently very difficult to tell whether a witness is telling the truth or not; and where there is a conflict of evidence such as there was in the present case, reference to the objective facts and documents, to the witnesses' motives, and to the overall probabilities, can be of very great assistance to a judge in ascertaining the truth."

[79]   I shall thus take a holistic view of the case when I reach a final view of the facts.

Putting the case

[80]   Mr. Clarke submitted (and Lord Grabiner QC adopted the submission) that a party had a duty to put its case to a witness called by an opposing party.

> "[T]he general rule is that 'it will not do to impeach the credibility of a witness upon a matter on which he has not had any opportunity of giving an explanation by reason of there having been no suggestion whatever in the course of the case that his story is not accepted': Lord Herschell LC in **Browne v Dunn**.[35]
>
> In **Chen v Ng**,[36] the [Privy Council on appeal from this Court] said 'where it is not made clear during (or before) a trial that the evidence, or a significant aspect of the evidence, of a witness (especially if he is a party in the proceedings) is challenged as inaccurate, it is not appropriate, at least in the absence of further relevant facts, for the evidence then to be challenged in closing speeches or in the subsequent judgment.'"

[81]   It should be noted that there is difference between these two formulations. When Lord Herschell spoke, witnesses gave their evidence in chief *viva voce*; there was no exchange of witness statements. Thus, often the first and only opportunity the

---

[34] [1985] 1 Lloyd's Rep 1 at p 57.
[35] (1893) 6 R 67 at p 71.
[36] [2017] UKPC 27 at para [53].

witness had to give his version of events was when he was in the witness box. The witness may not, until then, know what the cross-examining party's detailed case was. With the advent of the exchange of witness statements, the modified approach of **Chen v Ng** is appropriate. It is necessary to see whether a witness and the party calling him have, as part of the overall conduct of the case by the opposing party, had a fair opportunity to answer the other party's case. A less mechanical approach is acceptable than that adopted by plodding cross-examiners who repeat: "I put to you that… I put to you that…"

[82]   Nonetheless, it is important that key allegations, particularly of misconduct or lying, are put to the witness concerned: **Howlett v Davies**.[37] This is a requirement of fairness, firstly to the witness, whose reputation and honour may be at stake, and secondly to the party calling him, which needs to be able to answer points taken against the witness. (All the witnesses in this case were men, so it is not necessary to adopt a gender-neutral style.) However, merely challenging a witness's evidence and suggesting that he is wrong is not the same as accusing the witness of lying. A witness needs to have the opportunity to respond to questions suggesting that he is wrong, but there is no requirement for the advocate to convert this requirement into an allegation that the witness is lying. The Courts regularly find that witnesses are wrong in their recollection without branding them as liars.

[83]   The critical issue is therefore what the party's case is and whether the witnesses have (insofar as that case impinges on their evidence) had a proper opportunity to answer it. Now in the current case, it would have been open to IsZo to pursue what, Mr. Clarke aptly called, the "evil genius" scenario, with Dr. Tam as a Machiavellian puppet-master. Under this, the early "bank customer vendor" reference was to a plan to bring in a friendly bank like SRCB to make a colourable demand for debt repayment. Nam Tai pays a million dollar bung to SRCB in the form of a spurious claim for penalty interest. Dr. Tam then persuades various professional firms to give advice which might, if glanced at in dim lighting, suggest

---

[37] [2017] EWCA Civ 1696, [2018] 1 WLR 948 at para [39].

that Nam Tai was in difficulties and needed the PIPE. He was able to manipulate the four Kaisa-related independent directors to approve the PIPE.

[84] Now it is true that that case was not put to any of the witnesses. Aficionados of forensic pyrotechnics were no doubt disappointed. However, the reason that case was not put to the witnesses was that it was not IsZo's case. Instead, IsZo took care to present a very pared down case. IsZo's primary case concentrated solely on the purpose for which the four directors voted for the PIPE. IsZo said that this was to preserve Kaisa's *de facto* control of Nam Tai. That case was put squarely to the witnesses. It was not said to them that they were lying, but that was not necessary. What was put was that they in fact had a different — improper — purpose, namely to keep Nam Tai under Kaisa's *de facto* control.

[85] I have considered whether this limited case was put to the witnesses. I have read the excerpts from the transcripts on which IsZo relies to show that it put its case and have perused Mr. Fok's and Dr. Lo's cross-examination.[38] In my judgment, the witnesses had a proper opportunity to answer this limited case being run by IsZo.

The dogs that did not bark[39]

[86] Nam Tai obtained PRC legal advice from a law firm in Shenzhen, Fangda Partners. The first advice letter concerned the SRCB notice of 23rd September 2020 and a subsequent meeting with the bank on 27th September 2020, where the bank recalled its loan on three days' notice. The letter of advice, which Nam Tai received on 30th September 2020 (after the loan had been repaid with penalty interest), recited the documents on which the firm was asked to advise. It proceeded to say:

---

[38] Tam, transcript day 3, p 47; day 4, p 47; day 5, pp 50, 55, 65 and 66; Wu, day 8, p 25; Lyu, day 8, pp 45-47; Fok, day 9, p 71 ("Q. Do you accept that the effect of the PIPE was to prevent a change in the Board? A. I don't think so. I think at least for me, that's not the intention of me voting on that transaction." Dr. Lo I cite below.

[39] Sir Arthur Conan Doyle, "The Adventure of Silver Blaze" published in The Memoirs of Sherlock Holmes (London, 1893) (Discussing the theft of a famous racehorse, the subject of the investigation: Scotland Yard detective— Is there any other point to which you would wish to draw my attention? Holmes— To the curious incident of the dog in the night-time. Detective— The dog did nothing in the night-time. Holmes— That was the curious incident.)

"(ii) Article 33(5)(g) of the Credit Agreement provides that any situations that may affect the Obligors' ability to repay the debt or to enforce the security interests, or may threaten the Lender's recovery of its loans, shall constitute a material adverse change... [U]pon the occurrence of Material Adverse Change in the business operation, financial condition, or bank financing of the Borrower, the Lender is entitled to refuse to make further commitments, or request the Borrower to provide additional lawful and effective security to the satisfaction of the Lender or accelerate the repayment of outstanding debt in full or in part.

(iii) Article 41 of the Credit Agreement provides that any credit deterioration or financial condition deterioration shall constitute an event of default... Upon the occurrent of an Event of default, the Lender is entitled to suspend or terminate the Credit Agreement, accelerate any and all outstanding loans, cancel any further commitments, and the Borrower shall immediately repay all the drawings and other relevant amounts owed to the Lender, while the Guarantor and Pledger shall immediate[ly] perform their responsibilities thereunder.

(iv) The Lender, in the Notice and at the Meeting, expressed its concern on the uncertainty of the stable business operation and management control of the Borrower caused by an overseas investor's seeking change of composition in the board of directors of Nam Tai..., the ultimate shareholder of the Borrower. The Lender clearly stated that since there existed risk in the change of management of NTP, the Borrower's prospect and future development are uncertain and downbeat, and the Borrower was likely to no longer obtain full support from its current largest shareholder, Kaisa..., which is a significant factor in the lender's evaluation of Borrower's credit. The Lender, therefore, requested the repayment of outstanding loans within 3 days.

(v) NTP is dealing with the claims and challenges from investors against NTP and its existing largest shareholder, Kaisa, in respect of change of composition in the board of directors, which may have significant influence on the business and operation of the Borrower, since the Borrower is a subsidiary of NTP. While the Material Adverse Change and the Event of Default as mentioned above are drafted in a comparatively broad way and act as a catch-all clause, they are easy to be triggered. If the aforesaid incident is considered as and proved to be Material Adverse Change or Event of Default in accordance with [the] Credit Agreement and Maximum Pledge Agreement, the Borrower may have to repay the outstanding debts to the Lender immediately."

[87]   It is noticeable that Fangda Partners do *not* express a view on whether there *has* in fact been a material adverse change or an event of default. This is particularly

36

striking, because SRCB sought penalty interest of over $1 million. No advice is sought or given on whether Nam Tai in fact had such a liability. The same failure to express a view is a feature of the subsequent letter of advice which deals with the BOB, CEB, Industrial Bank and BOC loans. The opinion copies, nearly word for word, the last two sentences of (v) in the SRCB advice letter which I have quoted. In none of these cases do Fangda Partners give an opinion as to whether there is in truth any substance to banks' threats. Nor is any commercial advice given as to what the litigation risks might be.

[88]   The absence of advice is also a feature of the two presentations given to the board on 5th October 2020 jointly by Latham & Watkins and Walkers. One presentation concerned the requisition and its validity.   After reciting the documentation which had been received, the lawyers' advice (on page 75 of the board pack) was:

> "The Board needs to determine whether or not to admit the Requisition or whether to request additional information from the Requisitionists prior to making a final determination to convene the special meeting.
>
> The first step is for the Board to consider the validity of the Requisition.
>
> In considering validity, the Board must determine whether it can be satisfied on the evidence provided that the Requisitionists are entitled to exercise at least 30% of the voting rights at the proposed special meeting.
>
> The Board may consider the following:
> • While Cede & Co is the record holder of the shares, the Consents expressly state that Cede & Co is acting only at the request of the relevant broker and 'only as a nominee for the true party in interest' — *i.e.* the ultimate beneficial owner of such shares
> — According to the Verification Letters, the ultimate beneficial owners of the shares include a large number of institutional holders
> — It is common practice for such institutional holders to hold shares pursuant to a standard collateral arrangement with the broker
>   • These arrangements often lead to the shares being lent out or transferred away from the beneficial holder
> — Goldman Sachs, on behalf of Raging Capital Master Fund Ltd, expressly states in its Verification Letter that as a result of this practice, Raging Capital Master Fund Ltd may not have had the right to vote or exercise other indicia of ownership of all or a portion of its shares of the Company

• 64 of the 69 Verification Letters include qualifying language indicating that the ownership information provided is 'static and does not take into account unsettled trades or other client activity that could affect balance information on a particular date'

• 5 of the 70 Consents indicate a number of shares and/or names of beneficial owners that are different from the ones indicated in the accompanying Verification Letter

• 8 of the Consents and 4 of the Verification Letters appear to be incomplete or preliminary drafts (*e.g.*, number of shares and names of the participants are bracketed)"

[89]   There is no discussion as to the relevance (or otherwise) of the ultimate beneficial owner changing, of shares being lent out, or of Raging Capital not having (presumably as between itself and a broker to whom the shares have been lent) the right to vote. There is no analysis of the verification letters and the consents, so as to consider whether they are valid or not, or what the arguments for or against their validity are. Moreover, it is very easy to determine whether the legal ownership of any shares has changed between the date of joining the requisition and the effective date. One has simply to examine the register of shareholders. Nothing is said about any of this.

[90]   The effect of the advice is to give the impression that there were matters which genuinely required further investigation. I am conscious that I have heard no evidence from the lawyers involved at Latham & Watkins and at Walkers. However, in my judgment this presentation amounted to a *suggestio falsi*. Any non-lawyer reading it would think that there were genuine doubts about the validity of the requisition. Yet it has not even been submitted to me that there was *any* reasonable argument to be made against the validity of the requisition. I find that there was not. The requisition was, as the lawyers must have known full well, valid. Mr. Kellogg and Mr. Waslen were clearly taken in by it, because they approved this board resolution without apparently asking any questions in respect of it.

[91]   The other presentation was concerned with the PIPE. It also fails to flag up issues
        of which the board should have been apprised.   It starts by summarising the
        position:

> "Company received notices from five out of its six banks indicating that
> repayment of its loans may be required due to disruptions caused by
> efforts of certain shareholders to effect a change of control of the Board.
> The Company has repaid RMB 200 million, together with penalty interest
> of RMB 8 million, on September 29, 2020 upon the demand of Shenzhen
> Rural Commercial Bank.
> Company prepared an updated standalone business plan.
> Management determined that it was necessary to pursue an equity
> issuance given the immediate need for liquidity.
> Kaisa and GL (investment vehicle of Haitong International Securities
> Group Ltd) have agreed to purchase shares in a PIPE transaction.
> A Private Investment in Public Equity, or PIPE, allows the Company to
> issue shares of its Common Stock in a private placement to investors.
> The company's Memorandum and Articles permits the Board to issue up
> to 200,000,000 shares of Common Stock at its discretion.
> — Currently 39,197,991 shares are issued and outstanding.
> The NYSE permits foreign issuers to elect home country rules with
> respect to certain governance matters.
> — Historically, the Company has not indicated that it elects home
>   country rules on share issuances.
> — Company can update its intent to elect home country rules by posting
>   a notice of its website."

[92]   The presentation then goes on to explain in unexceptional terms, but at a very
        high level, the duties of directors. It explains the documentation for and the terms
        of the transaction. It notes: "After closing of transaction, Kaisa and GL will own in
        the aggregate 43.9% and 4.5% of the outstanding shares of Common Stock of the
        Company, respectively."

[93]   The presentation does not discuss any issues regarding the fairness of the PIPE
        to the shareholders who had not been invited to participate. It did not comment on
        the fact that Kaisa were obtaining *de facto* control of Nam Tai without paying any
        premium. It downplayed the "home country rules" issue. It did not point out that
        Nam Tai had *elected* to be governed by New York governance rules. By changing
        to home country rules without notice, shareholders had no opportunity to consider

their position. These issues of fairness are ones to which the board's attention should in my judgment have been drawn as part of the directors' fiduciary duties to shareholders.

[94] Latham & Watkins and Walkers are not qualified to advise on PRC law. It was not for them to advise on the liability of Nam Tai to the banks and the extent to which there was a real risk of the banks calling in their loans. (The repayment of the SRCB loan had already occurred.) However, they did not flag the fact that Nam Tai had not obtained (and appears not to have sought) advice from Fangda Partners, or other PRC lawyers, on these issues. Flagging these issues as part of the advice on the directors' fiduciary duties under BVI law could reasonably have been expected.

[95] Most striking of all is the complete failure of the two firms to refer to the commercial risk of proceeding with the PIPE. It was (as of course has occurred) readily foreseeable that litigation from aggrieved investors might ensue. The firms did not even say: "We have not been asked to advise on the litigation risks."

[96] The Houlihan Lokey report also shows odd features. The letter of instruction, dated 23rd September 2020, was in the board pack. It is a closely typed nine-page document. The following are excerpts:

> Page 1: [T]he Board… has requested that Houlihan Lokey render to it a written opinion… as to whether the Consideration to be received by the Company for the Issued Shares in the [PIPE] Transaction is fair, from a financial point of view to the Company… [T]he Board has requested that Houlihan Lokey provide an overview of Alternative Financing Transactions potentially available to the company, as identified by Company management, which overview will be based on such information and considerations as Houlihan Loke deems appropriate.
> Page 3: Houlihan Lokey has not been engaged to… (a) initiate any discussions with, or solicit any indicates of interest from third parties with respect to… any alternatives to any Transaction… (c) assist the Company in structuring any Transaction, (d) advise the Company or any other party with respect to alternatives to the Proposed Transaction (other than providing an overview of Alternative Financing Transactions…)… [or] (h) advise the Company in negotiating the terms of any Transaction…
> The Opinion… will not address… (i) the underlying business decision of the Company… to proceed with or effect any Transaction… (iii) the

fairness of any portion or aspect of any Transaction to the holders of any class of securities, creditors or other constituencies of the Company… (iv) the relative merits of any Transaction as compared to any alternative business strategies or transactions, including any other financing alternatives that might be available for the Company… or (viii) the potential dilutive or other effects of any Transaction on the existing security holders of the Company.

Page 4: The Opinion will also not address… any governance or other special rights, powers or privileges that may be made available to investors in the Transaction. We assume that the Transaction will not constitute or result in a change of control of the Company.

[97]   The report is true to these limitations. In the executive summary (page 6 of the board pack) Houlihan Lokey said:

> "The Company has advised us that, other than the proposed Financing [the PIPE], the Company will likely be unable to identify or otherwise access sources of equity or debt financing for the future operations of the Company prior to the date on which the Company's financing sources could require early repayment of the Company's debt."

[98]   The firm then sets out "selected equity capital raising alternatives" and "selected debt capital raising alternatives." However, the firm gives no views on the merits of these alternatives; it merely states their existence. Nor does it assess the real need for emergency capital raising. Nam Tai had $70 million in cash reserves against borrowings (after repayment of SRCB) of a little over $130 million.

[99]   The valuation was conducted (as the retainer letter provided) on the basis that no premium should be paid by Kaisa. However, that point was not flagged in the report.

Dr. Sheehy

[100]   I turn then to the witnesses. The only witness called by IsZo was Dr. Sheehy. He had an impressive background. After degrees from the University of California, Berkeley, and the University of Exeter, he became a doctor of medicine from New York Medical College. He was the managing member of the general partner of IsZo (which was a limited partnership). He had extensive experience in the

investment industry. I found him an honest witness doing his best to assist the Court.

[101] He was cross-examined for most of the second day of the trial, but his evidence was slightly curtailed because a state of emergency was declared in New York, due to a snowstorm closing the city down. He could not, however, give very much of relevance to the issues which I have to determine in this action. He had an affable manner, but this rather concealed a red-in-tooth-and-claw approach to capitalism. The main duty of directors, he considered, was to maximise the shareholders' return on investment.

[102] He explained how this should work with a company like Nam Tai:[40]

> "If a company trades at a large discount to NAV [net asset value], that could be very beneficial for shareholders if management is aggressively buying back stock. But if they're not, then all it is doing is harming shareholders, because shareholders that need liquidity are forced to sell their stock in a discounted price in the market. So you can't sort of have it both ways. Either management has to work harder to bring the share price to fair value and then at least shareholders have current liquidity and things like that or they need to take advantage of it when the share price is depressed and buy it back. This management is not doing either. So it's actually the worst, it's the worst of both worlds. They're not —
> Q. They may take the view that they can't produce immediate liquidity and they don't think that that's in the best interest of the business in any event. And what they're going to do is they're going to spend their cash on making new real estate acquisitions in the hope that in the medium and long term things are going to happen in a very much bigger way than would happen today. That's all.
> A. Right. But again, like, if you look at real estate developments, the most important factor is the cost of the land in the project being successful. So again this goes to their confidence that if you could buy land at a severe discount to NAV, that raises the likelihood that the project will be successful. And if you have to pay current market prices, that is the worst outcome of these scenarios.
> So I'm just saying that either the management should be focused on aggressively buying back stock when it trades at a discount to NAV, or they should be working on the stock trading at fair value such that shareholders are not harmed by it trading at a discounted price."

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[40] Transcript, day 2 pp 148-150.

[103]   It was not put to him that he was trying to extort money from Nam Tai. There was lengthy cross-examination about whether his proposals for Nam Tai were better than the existing management's. (As I have said, this is not a matter for me to determine.) However, it was never put to him that he was guilty of some kind of "dirty tricks". [41] The open letters were certainly a vigorous and passionate attack on the existing management of Nam Tai, but I find that there was nothing improper about them. They were and are a common part of rumbustious American capitalism as played out on American stock exchanges.

Dr. Tam

[104]   Dr. Tam was a key witness for Nam Tai. He too has an impressive background. He obtained a bachelor's degree in engineering from University College, London, and followed that with a doctorate from the University of Cambridge. He is a Chartered Financial Analyst. His English was first class. From 1998 he worked in senior positions in investment banks based in Hong Kong and in Chinese property development companies. For a time he was an independent non-executive of the Tsingtao Brewery Company. He said he had been involved in many debt restructurings for Chinese banks.[42] Between 2010 and 2014 he was the vice-chairman and an executive director of Kaisa. Since 2015 he continued to be a senior advisor to Kaisa.

[105]   Dr. Tam said that his first knowledge of IsZo and its campaign in relation to Nam Tai was in August 2020. He learnt of the requisition on about 13th September, shortly after it had been served. YS Kwok asked if Dr. Tam was willing to solve "the problem". I asked Dr. Tam to clarify this:[43]

> "THE COURT: You mentioned the problem, but what was the problem from YS Kwok's point of view? In that you got a requisition, normally one just calls the meeting as a result of the requisition and then one learns what the general meeting of shareholders decides at the meeting. But

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[41] Transcript, day 3 p 11.

[42] Transcript day 4 p 61 ("I was just a restructuring adviser to many PRC banks for a number of transaction[s], one of the largest in China, so I knew what the banks would ask for."

[43] Transcript, day 3, pp 74-75.

clearly, Mr. Kwok thought there was some different problem. What was the problem?

THE WITNESS: Well, my understanding is, you know, back then we were concerned about the motive of IsZo Capital, because they put out some, put up a smear campaign and I think it's more like extortion to Kaisa. So that's the impression I had. So that's why I described them as the activist shareholders. So to us, I think to him maybe he was briefed that these are activist shareholders. They just want to buy their own shares, just like extortion."

[106]   Lord Grabiner QC's skeleton[44] argued that Dr. Tam wanted to raise enough money to cover the potential shortfall of about US$205 million to the end of 2021 so that he could continue running the business. He was motivated partly by the risk that, if the banks pulled the plug, that would spook suppliers and they would stop extending credit to Nam Tai. Dr Tam believed that that domino effect was a serious risk for Nam Tai's business.[45] He also explained that Nam Tai was facing further uncertainty because it did not know what IsZo might do in its campaign to destabilise Nam Tai and relied on the following passages from Dr. Tam's evidence:[46]

> "THE COURT: But you said earlier I think, Dr. Tam, that one of your worries was you didn't know what the activist shareholders would do. What did you mean by that? Is that a reference to the risk of Dr. Sheehy trying to extort money from the company or is it something different?
> THE WITNESS: I don't know, My Lord, because I look at the way IsZo Capital put up its, they just keep on producing false and misleading information to the market to get the support from the shareholders. I mean, they have correspondence saying that the stock worth about 200, 300, 400 just to give some fancy number to the shareholders. I really don't know, but what the outcome would be, I cannot second guess, but to me, [m]y duty is to make sure the company continue to run in the way that it should be. I mean, that is my duty for all the shareholders. I cannot favour any one of them but I just have to focus on the liquidity issues because I believe this it is in the best interest of all shareholders."

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[44] At para [82].
[45] Transcript, day 5 pp 44-46.
[46] Transcript, day 5 pp 52-53.

[107] In my judgment, Dr. Tam was an unsatisfactory witness on whom it would be unsafe to place reliance unless his evidence was corroborated by other reliable evidence. He was unwilling to concede anything which might in his eyes harm Nam Tai's case. For example, there was the following exchange between him and Mr. Moore QC:[47]

> "I put it to you, Dr. Tam, that it's absolutely obvious that if you have a shareholding in a company of 45 percent or thereabouts, as a practical matter, bearing in mind the level of abstentions and non-votes at a general meeting, you can be pretty sure that your votes will ensure that the resolutions that you want passed are passed. It's obvious, isn't it, Dr. Tam?
> A. No. It is not, okay."

There then followed several pages of transcript in which Dr. Tam sought to defend his answer, which in the case of a listed company with US retail investors was plainly indefensible.

[108] His evidence in relation to the banks calling in their loans was that borrowers were in an extremely weak position:[48]

> "In China, the banks can go to the Court to apply for *ex parte* injunction. So for so long as they issue a letter for immediate repayment, they can just go to the Court. So if you read the provisions in the loan contract and also subsequently confirmed by that opinion, they can ask you for the repayment immediately. And that's what's happening in the SRCB case... For a letter like this in China is a very serious matter. Usually they would not send us a letter. They already put us on alert and any time they can just ask us to repay it. It's not a sequential process, Mr. Moore.
> …
> Q: If it is the case that the Bank is not entitled to demand repayment, then the Courts in the PRC will not permit them, that's right, isn't it?
> A. Not correct, because in China if the banks go to the Court, it's a *ex parte* injunction. And 99.9 percent the banks will have it. Very simple… I think, Mr. Moore, the issue here is you don't understand the practice in China. We are [inaudible in the transcript, but probably "dealing"] with the PRC banks, okay. So if you look into those contracts, what we have, and they're crafted in a very broad way, that's exactly what the banks would do, because this give them absolute discretion when they want us to pay the money at their own discretion. If they perceive the risk there, they can

[47] Transcript, day 3 p 57.
[48] Transcript, day 5, pp 30-32.

just go to the, ask us for the repayment or they can go to the court. So I want you to understand the risk involved is we're not trying to argue with the banks that I can pay; I cannot pay. It's nothing to do with that.

And I want to add to you yesterday, I want to add to you, I should have mentioned that in China it's not — how the banks will know, if one bank ask for immediate repayment, in China everything is a centralized system. Other banks can look at it straightaway. If one bank say I want immediate repayment, they can put it in the credit system. Every bank in China can see this company has been asked for immediate repayment. So the risk is very imminent and so real. We were not trying to argue with the banks whether they had the right, they didn't have the right. They would have the right absolutely."

[109] In my judgment, this is not credible. No doubt elements of what is said are true. For example, many systems of law have provisions for *ex parte* applications in the nature of a *saisie conservatoire*. However, the overall picture is a caricature. Dr. Tam is saying that a bank can, on grounds however spurious, make a demand for immediate repayment of a loan with penalty interest. In the event of non-payment, the bank can get a freezing order from the Chinese courts with no meaningful judicial oversight. The notice of demand, whether justified or not, goes on a public central credit control system, so all the other banks demand repayment as well, causing immediate collapse of the company. All this without the borrower being able to defend itself at all.

[110] Not only is this account inherently improbable, it has no support from any independent source. No application was made to adduce expert evidence of either Chinese law or Chinese banking practice. The contemporary advice from Fangda Partners which I have cited above does not refer to such potential consequences.

[111] Even the other defence witnesses do not go as far Dr. Tam in painting the apocalyptic consequences of the banks' letters. Mr. Jiang, for example, says that letters of this type were "very serious and pressing".[49] Mr. Fok says he has seen many short-term liquidity crises and that the banks had been "patient" with Nam

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[49] Transcript, day 7 p 20.

Tai for four or five months since IsZo's open letters started circulating.[50] According to Mr. Wan, "the overall situation was rather urgent and serious."[51] No one goes as far as Dr. Tam in saying that Nam Tai had no defences whatsoever.

[112] I am of course aware that the People's Republic of China is a communist state. However, the only state-controlled bank lending to Nam Tai was the Bank of China. All the others were privately owned. China has a functioning judicial system, which decides commercial disputes in accordance with law. I do not accept that a borrower like Nam Tai is as completely at the mercy of its private banking lenders as Dr. Tam would have me believe.

[113] Further there is the point made by Dr. Sheehy in the passage I have quoted. The loans from individual banks were in individual silos. Although some loans were guaranteed by other Nam Tai subsidiaries, none were charged against Nam Tai itself. Even after paying off SRCB, Nam Tai had some $70 million in cash. None of the banks could have had recourse to this money. As I have noted, because development land cannot be purchased with loan money, Nam Tai was quite low geared. The combination of untouchable money held by Nam Tai and the low gearing meant that Nam Tai was, I find as a fact, not as vulnerable as Dr. Tam sought to portray it. I further find that Dr. Tam must have known, when he gave evidence to me, that he was exaggerating the risks.

[114] Moreover, the amounts owed to banks, apart from SRCB and BOC, were comparatively low. I have noted that they only amounted to $29.8 million. This was much less than the $70 million which Nam Tai had in cash. Thus, even if these banks could call their debts in, Nam Tai had the money to pay them off. Of the $29.8 million, however, $15.8 million was owed to XIB. Unlike the other banks, XIB have never raised any issues at all with Nam Tai about its borrowings, or made anything which might be construed as threats to call its loans in. Any claims by BOB, CEB and Industrial Bank could be dealt with very easily. Once SRCB was paid off, the only lender who could cause concern to Nam Tai's viability was

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[50] Transcript, day 9 pp 56-57.
[51] Transcript, day 10, p 43.

BOC. In fact, however, after the PIPE completed, negotiations resulted in an agreed repayment schedule. Given that the Inno Park project was almost complete, this was hardly surprising. Again, Dr. Tam in my judgment was exaggerating the situation.

[115] The amount of the PIPE was excessive. The $200 million originally sought by Dr. Tam was the worst-case scenario of monies owed by the end of 2021. The amount needed by the end of 2020 on Mr. Wan's cash-flow forecast of 22nd September was $82 million, vastly less than $200 million originally proposed or the $175 million ultimately raised by the PIPE.

[116] The presentations made to the board by the professionals on 5th October were, as I have discussed above, incomplete and unsatisfactory. How they came to be in that form was not explored in cross-examination, so I can make no findings as to Dr. Tam's involvement with that. However, he must have been aware of their short-comings when he presented the case for the PIPE at the board meeting.

[117] I deal with Dr. Tam's dealings with Greater Sail in my discussion of Mr. Khuong's evidence.

[118] I turn to Dr. Tam's view that Dr. Sheehy was an extortionist. Firstly, this was not an allegation put to Dr. Sheehy when he was giving evidence. Secondly, it is not what Dr. Sheehy and IsZo were seeking. They wanted Nam Tai to buy the shares of *other* shareholders, so that the share price of Nam Tai would rise. Thirdly, Dr. Tam was clearly a highly intelligent man with extensive knowledge of the capital markets. I find as a fact that he must have been well aware of the true position, but instead preferred to demonize Dr. Sheehy's position as one of "extortion", when it was, as he well knew, nothing of the sort.

[119] Similar observations apply to his allegation that IsZo was guilty of "dirty tricks".[52] This appeared to be directed at the open letters and the hype Dr. Sheehy tried to give the share price in the event his proposals were adopted. Obviously, no one

---

[52] Transcript, day 3 p 11.

likes to be on the receiving end of letters of the type published by Dr. Sheehy. Lord Grabiner QC was happy to adopt the description of "culture shock" for the clash of American brashness with Chinese restraint. However, Dr. Tam was Western-educated. Through his investment banking background he must have been well aware of how activist shareholders operate in the United States and of their forthright embrace of their First Amendment rights. This was a US listed company with a majority of US investors. It was not a Chinese company. There was no rational basis for Dr. Tam's disdain for Dr. Sheehy and his views. It is a reasonable inference — and I find — that his distain was in large measure caused by partisanship in favour of Kaisa.

[120] There is also an important issue regarding the dates on which the alleged liquidity crisis manifested itself. In Dr. Tam's affidavit of 9th November 2020, he said:

> "117. In view of the Lending Banks' demands and notices and the ongoing public criticism from IsZo, the Company began to have concerns about the risk of default under the Loan Agreements.
>
> 118. In particular, the Company was concerned about the fact that the potential change of management of the Company, which IsZo was proposing, could constitute a 'change of control' under PRC law on the part of the Company and/or its subsidiaries, which would in turn entitle the Lending Banks to demand immediate repayment of the aforesaid loans, just as SRCB had already done.
>
> 119. Accordingly the Company instructed PRC legal counsel, Fangda Partners… to provide a PRC legal opinion on whether and how the Lending Banks might seek to enforce their loans under the Loan Agreements."

[121] The first bank demand was that of SRCB on 23rd September 2020, so according to this affidavit all of these matters post-dated that day. However, discussion of a share placement predates this. There was a discussion with New York and BVI lawyers on 16th September. The internal discussions which occurred the following day show that share issuance was one of the main topics. The long email of 22nd September from which I have quoted shows that consideration of "a private placement or other equity finance" was fairly far advanced. Walkers' comment in

that email was that "the need for additional funding for the Company" would be a relevant consideration in justifying a PIPE. That formulation, however, does not suggest that a cash crisis had already arrived.

[122] Likewise, Mr. Wan's email on 22nd September to Latham & Watkins of that date states a theoretical possibility of all the banks calling in all of their loans. This is consistent with the SEC declaration of 23rd September, which merely said that there was a "risk of loans being cancelled".

[123] In cross-examination, Dr. Tam sought to explain the discrepancy between seeking advice on an equity placement as early as 16th September and the financial crisis apparently starting only on 22nd/23rd September, as follows:[53]

> "[Mr. Wan] told me banks are calling loans, so those are the things that I need to deal with in those two, three days so that's why I spent a great deal of time to get Peter Kellogg's support for my nomination.
> Q. So he was telling you before in the week of the 15th, about banks calling in loans, was he?
> A. Yes, yes. In that week, yes.
> Q. That was David Wan telling you in that week that the banks were calling in their loans?
> A. Well, there was this possibility. The banks have already talked to our staff in China because of the campaign put up by IsZo and I think what he told me was this time it's for real, because they asked for the, to replace the entire board. So that's why that week Mr. Wan already told me what is happening now with respect to the bank's positions."

[124] In fact, Mr. Wan had no personal knowledge of banks calling in loans, because direct dealings with the banks were conducted by Mr. Jiang. He could only report what Mr. Jiang was telling him. What Mr. Jiang says in his witness statement is this:

> "38. On or around 15 September 2020, I received calls from Liu Zheng, general manager of commercial banking at SRCB, Xie Li Tao, branch head at Industrial Bank and Zhuang Gei Tong, branch head at XIB, and their colleagues in relation to the Requisition. The banks expressed concerns as to whether the dispute with IsZo would affect the operations

---

[53] Transcript, day 3 pp 87-88

and stability of the Company, whether members of the Board would be replaced, whether the strategic relationship between Kaisa and the Company would be affected, and why Mr. Kwok had resigned.

39. I discussed the banks' concerns with the management in Shenzhen and Mr. Wan in Hong Kong. Our agreed response was that i) the Company's operations remained normal and stable; ii) the Company would be remain able to make the required repayments under the loans; iii) the Company thought it would be able to resolve the shareholder dispute; and iv) Mr. Kwok's resignation was for personal reasons.

40. On around 16 September 2020, Zhou Ying Ming, branch head at BOB, called me. He was concerned about the Requisition and was looking for more information about it. I spoke with him in his office in the afternoon and relayed the Company's agreed response to him.

41. On around 21 September 2020, I also had calls with Dai Guan Wei, branch head at the Bank of Dongguan, and Zhou Jian Ming, client manager at the China Construction Bank Machong regarding the finance for the Company's Dongguan project. The land in Machong, Dongguan was acquired in March 2020 with cash, as I have said, but I had been negotiating on behalf of the Company for loans to fund the development of that site into residential and commercial property. Those negotiations had been progressing well, but on these calls both banks told me that because of the dispute between IsZo and the Company and the risk of damage to Kaisa's relationship with the Company, the banks decided to put the loan applications for the Dongguan project on hold until the shareholder dispute had been resolved.

42. On 22 September 2020, Huang Mi, deputy branch head at BOC, our biggest lender, called to express his concerns about the Requisition. I also had various calls with Liu Zheng and his colleagues at SRCB and was told the bank had decided to issue a notice to the Company (which I will further explain below). The bank said that it reserved the right to demand immediate repayment of our loan given the uncertainties faced by the Company.

43. At around noon on 22 September 2020, I had a long call with Dr Tam Lai Ling, our new Chairman. That call was arranged by Mr. Wan, who was also on the call. I reported my recent conversations with the Lending Banks to Dr. Tam. I told him that the key concerns of the Lending Banks were: i) Nam Tai relied on Kaisa's experience in developing the existing projects, and ii) the potential change of the majority board members and management. I also reported to Dr. Tam that from my conversation with SRCB that the repayment in full was inevitable. Dr. Tam asked me how serious the risk was that Lending Banks would cancel the credit facilities. I told him that the risk was real and imminent."

[125] It can be seen that, according to Mr. Jiang's evidence, it was only on 22nd September that Dr. Tam was told about the risks of banks calling their loans in. The earlier discussions of 16th September were about reassuring the banks; they were not discussions regarding a major risk of financial collapse. Only when such a risk had eventuated could the possible need for emergency financing have arisen. Issuing shares to Kaisa had been raised as early as 8th June, before Dr. Tam came on the scene but also well before any problems with the banks arose. By 16th September it was not a new topic. The reinvestigation of it was not, as can be seen from the timeline above, related to serious problems with the banks, because Dr. Tam only learnt of these in the conference call of 22nd September. I find as a fact (a) that the reason for reviving the proposal on 16th September was the service of the requisition on 11th September; (b) that Dr. Tam wished to prevent a change in the board by the issuance of shares to keep *de facto* control with Kaisa. His purpose was not to avert some sudden risk of Nam Tai's financial collapse.

Mr. Jiang

[126] Mr. Jiang was a more junior employee than Mr. Wan and was the only other employee who gave evidence. He was not a decision-maker. Some of his evidence of Chinese banking practice was obviously wrong. He said[54] that, when a bank serves a notice of the type received in September 2020, "it implies they were asking for repayment." Firstly, this is directly contrary to the wording of the notices, which merely refer to reserving their rights. Secondly, it is belied by the facts. It was only SRCB which asked for repayment. BOB, Industrial Bank and CEB did not. As regards BOC, modest repayment terms were subsequently agreed.

[127] Insofar as he gave relevant evidence, in my judgment he was not a reliable witness.

Mr. Wan

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[54] Transcript, day 7 p 20.

[128]   I do not regard Mr. Wan as a reliable witness either. When asked about the WeChat conversation with Ms. Zhang on 14th September, he said that YC Kwok's "brilliant" idea was to resign, so as to get out of "the hot kitchen". This is inherently implausible. He was unable to give any convincing explanation for what he meant by: "Of course we have to keep it [YC Kwok's brilliant idea] secret and let a bank customer vendor do it."

[129]   I agree with the other points made by IsZo in closing in relation to his evidence (omitting the transcript references):

> "63.1 his attempt to explain what he had meant when he wrote 'The current regulations do little to prevent the decision of the Board from changing', which was difficult to understand and had nothing to do with NTP's Articles, when he ultimately accepted that his reference to the 'regulations' was to the Articles;
> 63.2 his refusal to accept that his suggestion in his own notes that a second opinion was required on the extent to which the board could delay sending a notice and convening a meeting if requisitioned showed contemplation of delaying tactics;
> …
> 63.4 his suggestion that the references in the email between [Kirkland] and Walkers to the 'Company's new proposal' and the 'Company also want[ing] to explore' certain matters were not to proposals that had been made by NTP, when they plainly were;
> 63.5 his denial that his email to Houlihan Lokey [of 22 September] stating that 'If there is not unexpected delay, the PIPE will be done in just a week or a bit longer' evinced an intention to proceed with the PIPE and that other options had been rejected;
> 63.6 his refusal to accept that his reference in his email to [Latham & Watkins] on 22 September to having made an assumption under 'extreme circumstances, in the event of a change of control, all bank loans will be called in' was an assumption made under extreme circumstances;
> 63.7 his refusal to accept that his reference to having 'received notices from five banks' in his email to [Houlihan Lokey] of 24 September was a reference to written notices, and his unsatisfactory inability to explain how he might have come to know of such notices before they were received; and
> 63.8 his refusal to accept that the reference to wanting to 'put the ball back to their court while we work on the necessary PIPE' in his email to L&W on 24 September was a reference to seeking to delay the Requisition whilst the PIPE was progressed."

Mr. Khuong

[130]   Mr. Khuong was the only witness called by Greater Sail. He was the investment manager to Greater Sail and had a similar rôle in two other Kaisa subsidiaries. Mr. Clarke did not call Ms. Gigi Lee ("Ms. Lee") or Mr. Mai Fan ("Mr. Mai"), who were the directors of Greater Sail. No explanation for this failure was advanced.

[131]   After giving evidence about the background, Mr. Khuong's evidence, in his witness statement, was:

> "On about 24 September 2020, Dr. Lai Ling Tam, the Executive Chairman of NTP, call[ed] me and asked whether GSL would be able to provide financial support, by investing USD200,000,000 into NTP. Dr. Tam also said that the funding could be in the form of debt or equity financing, but I told him that private debt was not part of our investment strategy and therefore, we would only explore the possibilities of making equity investment. He told me about liquidity issues arising from the banks expressing their concerns and looking to recall loans due to the actions of IsZo. I said that I would need to discuss this with the management and would get back to him. Dr. Tam made it clear that it was a matter of urgency and they would need to turn this around quite quickly, in a week or so, and we briefly discussed a rough timetable.
>
> I then [conducted due diligence] and went to speak to Gigi Lee in her office. I explained to her the situation with NTP and the liquidity issues… I explained that Dr. Tam had requested GSL to invest USD200,000,000 to stave off the liquidity issues and that it was going to be a tight timetable of approximately 2 weeks. Gigi Lee told me that she needed to speak to Mr. Fan Mai. To the best of my knowledge that is what she did as the next day she came back to me and because of financial constraints GSL could only invest up to a maximum of USD150,000,000. We decided that we should invest on the basis that 1) NTP had demonstrated that its business was developing in the right direction, it continued to deliver progress on its development projects, and 2) to safeguard our existing investment in NTP of approximately USD150,000,000…
>
> Once Gigi Lee confirmed that GSL could invest, I talked to Dr. Tam and confirmed that GSL would be able to invest up to USD150,000,000. Dr. Tam said that he would arrange for David Wan to contact me to arrange the details."

There is no documentary evidence of Mr. Khuong conducting any due diligence, a surprising omission on a $150 million investment. It casts doubt on his account.

[132]   Dr. Tam's account in his witness statement is:

> "[O]n 23 September, I had a meeting with Mr. YS Kwok, Chairman of Kaisa, who I knew well. I explained to him the situation facing Nam Tai, and asked him if Kaisa could help by investing US$200 million via debt or equity in Nam Tai. He was willing consider the financing and asked me to talk to Kenny Khuong of Greater Sail (a subsidiary of Kaisa).
>
> …
>
> On 24 September, I telephoned Mr. Khuong about the financing. He told me that it was unlikely Greater Sail would provide debt financing but would consider the PIPE and that he would discuss the PIPE internally. I was not surprised by this because the large majority of Nam Tai's assets were already being used as security for its existing loans, and it did not have sufficient assets to provide security for a loan of US$200 million. It would also have been difficult to arrange for Greater Sale to provide a loan of US$200 million as it was set up as an investment company, and not as a financing company to provide loans. On the morning of 25 September, Mr. Khuong told me Greater Sail could subscribe for more shares, but only up to the value of US$150 million, not the full US$200 million."

[133]   Mr. Khuong was responsible for signing the disclosure statement on behalf of Greater Sail. In it, he said that he had asked Ms. Lee and Mr. Mai if they had any relevant documents and they confirmed that they had not. That was untrue: he had not asked them. However, the extent of the untruthfulness should not be exaggerated. Greater Sail sub-contracted the disclosure exercise to a firm specialising in such work, Epiq Global. It was this firm which produced the nil return in respect of Ms. Lee and Mr. Mai.

[134]   More seriously, the decision to invest $150 million in Nam Tai must have been taken at the highest levels of Kaisa. It is very likely that Mr. Mai, as the chief executive officer, was involved in those discussions. Even if he was not involved (which is unlikely), at least he would have had a good knowledge of the internal discussions. It would be strange if there were not some documentary record to be disclosed.

[135]   In my judgment Mr. Khuong was not a reliable witness. He sought to convey the impression that it was he who made the substantive decision to enter the PIPE, albeit that formally it was Ms. Lee and Mr. Mai who had to approve his proposals.

The idea that this applied to an investment of $150 million is far-fetched. In broad terms, prior to the PIPE Kaisa's investment (via Greater Sail) in Nam Tai represented about 3 per cent of Kaisa's value. After the PIPE Nam Tai represented 8 per cent of Kaisa's value. (There is a little uncertainty about the precise percentages, partly because of the treatment of Kaisa's borrowings.) I do not accept that Kaisa entrusted any real decision-making power to Mr. Khuong in relation to this very significant investment in Nam Tai.

[136] Likewise, the narrative advanced by Dr. Tam and Mr. Khuong is improbable. On this account, Dr. Tam goes to Mr. Khuong and asks for Greater Sail either to lend the money or invest in a PIPE. Mr. Khuong says No to the loan proposal; Greater Sail only invests in equity. Dr. Tam quietly accepts the refusal of a loan, then goes away and agrees the PIPE. If there was to be any decision on Nam Tai taking a loan instead of issuing equity, that discussion would have been between Dr. Tam and YS Kwok. I have to take a holistic view of all the evidence. Although jumping ahead of myself, I can say that after considering all the evidence I find that this whole tale of Dr. Tam asking Mr. Khuong for a loan and being refused is window-dressing.

The four directors: Prof. Wu, Prof. Lyu, Mr. Fok and Dr. Lo

[137] I turn to an important issue is this case. How independent were the four directors who voted in favour of the PIPE?

[138] Here, it is important to bear in mind what is now described as the "Angora cat problem". Birss J (as he then was) in **JSC Mezhdunarodniy Promyshlenniy Bank v Pugachev**[55] was dealing with an allegation that a trust was a sham. He commented:

> "438. The situation in this case reminds me of a similar phenomenon in patent law known as the Angora cat problem first identified by Prof. Franzosi, an eminent academic expert in the field. It was described by Jacob LJ in the Court of Appeal in **European Central Bank v Document Security Systems**.[56] In some circumstances a patentee can argue for a

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[55] [2017] EWHC 2426 (Ch).
[56] [2008] EWCA Civ 192 at para [5].

narrow interpretation of a document while defending it in one context but then argue for a different wide interpretation when asserting it in another context. Jacob LJ explained that:

> 'Prof. Mario Franzosi likens a patentee to an Angora cat. When validity is challenged, the patentee says his patent is very small: the cat with its fur smoothed down, cuddly and sleepy. But when the patentee goes on the attack, the fur bristles, the cat is twice the size with teeth bared and eyes ablaze.'

439. This vice, that the same patent document can be presented in radically different ways in different circumstances to suit the owner's needs is not unique to patents. Both constructions may be arguable and so the canny professional who drafted the document can even salve their conscience by presenting two inconsistent but arguable interpretations on different occasions.

440. The problem can apply to any written instrument and this case provides another example in a different context. When the validity or effect of the trust is challenged, the trustee can put forward emollient submissions about Protector's powers being confined and narrow as a result of their fiduciary nature. That has happened in these proceedings. But in other circumstances, for example when Mr. Pugachev needs collateral for a bank loan, a completely different stance can be taken in relation to the very same instrument. Mr. Pugachev can be presented as the owner of the trust assets."

[139] A similar situation can be seen here. For the purposes of corporate governance, Dr. Lo, Mr. Fok, Prof. Wu and Prof. Lyu can be presented as independent of Kaisa. This is a bit thin in respect of Mr. Fok and Prof. Lyu, each of whom had a 6 million share option packet in Kaisa Health, where they were also directors. However, I will assume that for the purposes of New York corporate governance principles they are all properly to be considered as independent.

[140] Yet the reality is in my judgment completely different. Ms. Lu's email to Walkers of 19th September 2020 is in my judgment significant. It will be recalled that what was being discussed was how Dr. Tam could present proposed changes to Mr. Kellogg in an attractive way. She said: "Mr. Tam'd look responsive & sincere to Peter by taking immediate action to facilitate two activists to join, while maintaining majority control." The reference to "maintaining majority control" is clearly to the

four men being in the Kaisa camp. These were the instructions Nam Tai was giving its lawyers. It had no reason to be otherwise than completely candid.

[141]   This is an Angora cat situation. The directors, when giving evidence to me, bristle when it is put to them that they are not really independent and stoutly maintain their integrity. But when it comes to Nam Tai telling its lawyers the true power dynamics, these supposedly independent directors become mere cuddly pawns of Kaisa.

[142]   An example of these directors' want of independence is the proposal approved by the board meeting on 30th April 2020 for the consideration of the general meeting of Nam Tai in June. They approved putting Aaron Kwok forward for appointment to the board. As I have noted above, Aaron Kwok was a young man with no qualifications or relevant experience for appointment to the board whatsoever — save being the son and nephew of YC and YS Kwok respectively. The willingness of the four directors to approve this is strong evidence in my judgment that the four considered Nam Tai was a fiefdom of Kaisa and were happy with that position of vassalage.

[143]   Likewise, management put through the purchase of the Dongguan land without the matter being considered at a meeting of the board. That shows in my judgment that board approval was being treated as a mere formality by YC Kwok and the senior management (all of whom were previously employees of Kaisa).

[144]   Similarly, at the board meeting on 21st September, the four directors approved Dr. Tam's appointment as chairman. Mr. Kellogg pointed out that one of IsZo's complaints was that the board was too close to Kaisa. The four directors just brushed that objection aside. They clearly thought it appropriate to retain majority control of the board by Kaisa.

[145]   The four directors in evidence to me were all gushing in their praise of Kaisa.[57] All considered the relationship an important part of Nam Tai's strategy.   In my judgment, whatever the formal corporate governance status of these directors, in reality they were heavily committed to supporting Kaisa's *de facto* control of Nam Tai.   I find that the four directors were not, as a matter of fact, independent of Kaisa.

The evidence of the four directors

[146]   The evidence of each of these four directors had serious deficiencies. Neither Mr. Fok nor Prof. Lyu revealed their share options in Kaisa Health until they were cross-examined on the point. Prof. Lyu said in his witness statement in relation to Kaisa Health: "I am paid a director's fee but [was] not otherwise remunerated. I do not hold any shares in Kaisa Health or Kaisa." Mr. Fok in his witness statement said: "[M]y own interests [were not] aligned with those of Kaisa or Kaisa Health in any way; I did not own shares in either of those companies and, as I have said, I was an independent director of Kaisa Health."   The existence of each man's options for six million shares in Kaisa Health was material to their true independence from Kaisa. That must have been obvious to them. Their witness statements were in my judgment, even if literally true, deliberately misleading in this respect.

[147]   Mr. Fok refused to answer many questions in cross-examination on the grounds that any answer given by him would be "speculation". Even an obvious suggestion put to him that increasing Kaisa's shares in Nam Tai to 43.9 per cent meant "that the chances of there being a change in the board would thereby be reduced very substantially" produced a reply: "As I said, I cannot speculate on the outcome of a

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[57] IsZo cite the following passages in relation to the proposition: Dr Lo: witness statement para 16 ("very valuable"); transcript, day 7 p 36; (having a board which understood the value of the strategic relationship to NTP was "very important"); day 7 pp 35-36 (Dr Lo saw the Kaisa relationship as positive); day 7, p 45 (the strategic partnership between Kaisa and Nam Tai was of strategic importance to the value of Nam Tai and is "the first and foremost principle"); day 7, p 37 (he was "very dismayed" when Nam Tai received the requisition); and day 7 p 38 (he was worried once the requisition was served). Professor Wu: witness statement para 36 ("extremely valuable"); transcript, day 8 pp 10-11 (it was "important"). Professor Lyu: witness statement para 18 ("an important factor in the success of Nam Tai"); para 46 ("extremely valuable"); transcript, day 8 p 34 ("very important indeed"). Mr Fok: witness statement para 15(2) ("an advantage"); transcript, day 9, p 46 ("there's a strategic relationship there").

shareholders' meeting." Mr. Fok has twenty-three years' experience in corporate finance. As well as the Kaisa and Kaisa Health directorships, he has been a director of three non-Kaisa related companies listed variously on the New York, Singapore and Hong Kong stock exchanges. In my judgment, he was being disingenuous in his answers and was not seeking to assist the Court. He did, however, accept "that the effect of the allotment [of shares to Kaisa] would be to very substantially increase Kaisa's voting power at any general meeting": "Yes,... that's the outcome of the PIPE, yes."[58]

[148]   The tenor of Prof. Lyu's evidence can be seen from this section of his cross-examination:[59]

> "Q. My next proposition, Professor Lyu, is that you were strongly in favour of the continuation of Nam Tai's relationship with Kaisa and believed it would be jeopardized if a new Board was appointed. Do you agree or disagree?
> A. Again, I cannot simply say agree or disagree. These are two different matters. A strategic partnership is a strategic partnership. The Board is the Board. The Board is part of the Company and the strategic partnership is about creating a synergy to help Nam Tai develop, to help Nam Tai operate or run better. So these are two different matters. I'm so sorry, Counsel, I couldn't satisfy you. As a independent director, my first priority is the Company and the benefits of the shareholders. And Kaisa is not my priority.
> THE COURT: Professor Lyu, I agree with your criticism of Mr. Griffiths' putting basically two questions to you in one, but it would be helpful if you were able to answer them if I split them down.
>   So the first question was the PIPE meant that effectively Kaisa were getting factual control of the Board not legal control of the Board because they never had more than 50 percent, but they did have factual control, didn't they, once the PIPE went through?
> THE WITNESS: My Lord, yes, you are right. However, at the board meeting the PIPE was to solve Nam Tai's financial crisis and also there were restrictions put on Kaisa in the report, in the analytical report.
> THE COURT: Now, we also know from other evidence we've seen that as at the 5th of October, the shareholdings were such that if a board meeting was, sorry, if a shareholders' meeting was called pursuant to the requisition, that it would be likely to pass so that the Board would be changed with new directors appointed. Was that something you were aware of?

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[58] All extracts from Transcript, day 9 pp 69-70.
[59] Transcript, day 8 pp 45-48.

THE WITNESS: Well, I wasn't focusing on that because we talked about the financial crisis that it was, the Company was facing and we also, secondly, we also talked about IsZo's letters and that IsZo's letters were caused by misunderstanding, et cetera, and that IsZo should provide further information to us, et cetera.

THE COURT: I can understand that, but I want you to answer the question whether you knew that if a shareholders' meeting was called the IsZo requisition question would pass because he had the majority of the shareholders on his side.

THE WITNESS: My Lord, I'm sorry, I wasn't aware of that, truly.

THE COURT: I see. And were you aware that after the PIPE there was really no chance of the motion to remove the existing Board passing at the shareholders' meeting because Kaisa would have a dominating role?

THE WITNESS: My apologies, My Lord. Let me explain to you as a independent director. I think whether PIPE or the Board, the whole purpose was to make the Company run better. And including IsZo, I think we all want the Company to run better. So there are no conflicts amongst these parties.

THE COURT: But obviously IsZo wanted to remove the Board and appoint new directors. Were you aware that after the PIPE the chances of that Resolution passing at the shareholders' meeting were reduced essentially to nil?

THE WITNESS: All I can say is that I really didn't think about it."

[149] I do not find it credible that Prof. Lyu did not think about the effect of the PIPE on the voting at the meeting which was requisitioned. As can be seen, he tried to avoid answering the question by saying "I wasn't focussed on that." He adopted the same technique in the penultimate question, where he went on a tangent about "mak[ing] the Company run better." In my judgment, I cannot accept that he was a reliable witness. I find that he knew that the PIPE would mean any resolution to remove the five allegedly Kaisa-related directors would fail.

[150] Prof. Wu was a director of six non-Kaisa related listed companies. He too refused to give straight answers to obvious questions. He was taken to the requisition. The following exchange occurred:[60]

"Q. Would you accept that it is a true description that the five directors that IsZo were seeking to remove were friendly with Kaisa?
A. I disagree because I have no relations whatsoever with Kaisa.

[60] Transcript, day 8 pp 13-14.

Q. But, Prof. Wu, I'm not just talking about you, I'm talking about the other directors as well and would you accept that, broadly speaking, they are pro-Kaisa.

A. I don't know the relations between the other four directors with Kaisa, so I cannot comment on that.

Q. But you do believe that if those directors were to be removed, that would be very damaging to the company, do you agree with that?

A. Yes, it should be this way."

[151]　In my judgment, Prof. Wu was not being candid in this passage. He had been a director of Nam Tai since July 2019 and was chairman of the audit committee. It is not credible that he was unaware of the power dynamics on the board of Nam Tai.

[152]　He accepted that in preparation for the board meeting on 5th October he only "had a brief look at the [board] papers."[61] He said he relied on the call from Dr. Tam on 3rd October for his information on the liquidity crisis and denied that he had been asked for his support. Whether or not he had been asked expressly for support, he must in my judgment have appreciated that Dr. Tam was expecting him to vote for the PIPE. Prof. Wu was an experienced director. I find as a fact that he knew a vote for the PIPE would give *de facto* control of Nam Tai to Kaisa.

[153]　Dr. Lo gave his evidence in a direct fashion. He had been a director since 2003, but was in the Kaisa camp. In cross-examination of Dr. Lo, there were the following exchanges:[62]

"Q. Dr Lo, one of the reasons that Dr Tam gave for the short−term borrowings being inappropriate was that they were short−term in nature. That's right, isn't it?

A. That's right.

Q. And you agreed with that, because you wanted to ensure the stability of the company going forward. Is that right?

A. Yes.

Q. So that it could continue with its ongoing business of buying land, borrowing for construction and so forth. Correct?

A. Yes.

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[61] Transcript, day 8, p 19.
[62] Transcript, day 9 pp 24-25.

Q. And all that was dependent upon the continuation of a board which understood and valued the continuing strategic relationship between Kaisa and Nam Tai. Correct?
A. Positive.
Q. So a solution which preserved the situation — preserved that situation could only be of benefit to the company. That was your view, wasn't it?
A. Indeed.
Q. So you averted the liquidity crisis by ensuring that the alleged concern of the banks that the board would change would never come to pass. That's right, isn't it?
A. As the logic goes.
Q. And that's what you intended?
A. Yes."

[154] Lord Grabiner QC tried to row back on that answer in re-examination.[63] His exchange with Dr. Lo concluded as follows:

"Q. You see, the suggestion that's been put to you… is that the real purpose of the PIPE was to stop the requisition in its tracks and to keep the board, the board of Nam Tai, in place. What do you say to that?
A. I will say if that is the case, that is a by-product, not aim of the PIPE.
Q. So the effect of it rather than the purpose?
A. Exactly."

The purpose of the four directors

[155] I turn then to the purpose for which the four directors approved the PIPE. There are only two possibilities advanced by the parties: (a) saving Nam Tai from a liquidity crisis, or (b) giving Kaisa *de facto* control of Nam Tai and defeating the requisition. (When there are more than one purposes, then the issue is the substantial purpose, but since that produces the same result in this case, it is not necessary to consider it further.)

[156] I turn first to Dr. Lo. He was a highly intelligent man. He must have been well aware of Nam Tai's case in these proceedings on the purpose of the PIPE and (as the re-examination shows) the difference in law between purpose and effect. The re-examination in my judgment tipped him off that he had made a concession in

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[63] Transcript, day 9 pp 37-38.

cross-examination which (if he was to support Nam Tai's case) he should not have made. In my judgment, Dr. Lo's answers in cross-examination are more likely to be true than the gloss put on them in re-examination. I find as a fact that Dr. Lo's primary purpose in approving the PIPE was to ensure that the change in the board proposed by the requisitionists failed.

[157] The subjective motives of the other three directors can be found by two routes. The first is based on my finding that they were all unreliable witnesses. I have set out important parts of their evidence above. Where a witness's evidence is rejected in relation to a fact, that does not of course prove the opposite. Thus, my rejection of their denials that they intended Kaisa to gain control of Nam Tai does not prove the converse, namely that they did intend Kaisa to gain control. However, I have noted that all three refused to accept that Kaisa would have control of Nam Tai if the PIPE was approved.

[158] If they had accepted that proposition, then they would be on the short slope down which Dr. Lo slid in the section of his cross-examination which I have quoted. In my judgment, the reason for their denials was in order to avoid cross-examination on how that knowledge interacted with their approval of the PIPE. In other words, they averred ignorance of the effect of the PIPE on the voting outcome of a shareholders' meeting, because they knew that an admission of knowledge of the effect of the PIPE would tend to reveal that they intended Kaisa to retain control as a result of the PIPE.

[159] All three directors are experienced men. The effect of the PIPE on the control of Nam Tai at a shareholders' meeting was obvious. I can and do infer that the reason for the attempted concealment of their knowledge of the effect of the PIPE was because their intention was to preserve Kaisa's *de facto* control of Nam Tai.

[160] The second is based on the factual matrix surrounding their decision to approve the PIPE. The ostensible justification for the PIPE, the urgent liquidity crisis, is in my judgment not made out. Firstly, I have not accepted the evidence adduced by Nam Tai that any of the banks were in fact entitled to call in their loans. I have

rejected the suggestion that a bank serving a notice reserving its rights was going to call in its loans. Secondly, XIB were not raising any issues about the facilities offered to Nam Tai, so such concerns as there were about a change in effective control of Nam Tai were not universal. Thirdly, the loans from BOB, CEB and Industrial Bank were comparatively trivial. If necessary, they could have been easily paid off from Nam Tai's cash reserves. Their existence could not contribute to a cash crisis. Fourthly, BOC, who were the largest lender, were also the best secured, because the Inno Park project was nearly finished. That made it less likely they would be disturbed by a change of management at Nam Tai. In the event, we know terms for repayment of the BOC loans were fairly easily arranged shortly after the PIPE. Fifthly, even in a worst case scenario, Nam Tai itself owned no obligations to the banks at all. All the security interests over land and the cross-guarantees were given at subsidiary level. Nam Tai's cash holdings were safe from the banks. That gave Nam Tai significant bargaining power in dealing with its banks.

[161] It is not credible that the four directors would have had no knowledge of any of this. As experienced directors they had a duty to know at least the substance of these points. At the board meeting on 5th October, no more than a few desultory questions were posed. There was nothing of the penetrating discussion which could have been expected of a proposal for a PIPE in the sum of $175 million. The reason for the absence of discussion was, I hold, because the true intention of the four directors was to ensure the continuing control of Nam Tai by Kaisa.

[162] I am reinforced in this conclusion by the consideration of the manifest unfairness of the PIPE to other shareholders. They were being denied the majority control they would have had at a shareholders' meeting (assuming one had been called promptly, as it should have been). Moreover, they were being denied any premium for the loss of control. Houlihan Lokey gave no detailed consideration to any alternative possibilities for raising funds. They merely provided a high level overview of other options which it is said management had considered. The change in the corporate governance provisions from New York rules to home

country rules was egregiously unfair to other shareholders, since it was effected the day the PIPE was made.

[163]   Possibilities of a rights issue (which had already been considered by management back on 9th June), including a rights issue underwritten by Kaisa, were never discussed. Nor was any claw-back provision in the PIPE, in the event existing shareholders wanted to buy shares which had been placed with Kaisa. Obtaining a loan from Kaisa was not considered (apart from what I have found to be the "window dressing" discussion between Dr. Tam and Mr. Khuong). Not even obtaining a comfort letter from Kaisa was discussed, which would say that they would support Nam Tai even if new directors were installed. The reason none of these options were considered, it can in my judgment fairly be inferred, is that none of these alternatives would give Kaisa *de facto* control of Nam Tai.

Conclusion: the four directors' purpose

[164]   Accordingly, looking at all the evidence in the round, I find as a fact that the purpose of the four directors in approving the PIPE was to give Kaisa *de facto* control of Nam Tai and defeat the requisition. That was an improper purpose within the meaning of section 121 of the **BVI Business Companies Act 2004**.

[165]   If I am wrong in that conclusion in respect of any or all of the four directors, I would find that this case came squarely within the scenario depicted by Mr. Rosen QC in para [137] of **Re Last Lion Holdings Ltd**. Dr. Tam would have led the four directors into thinking that there was a proper purpose for the PIPE, namely a liquidity crisis which did not in fact exist.

[166]   In addition, it follows that the directors did not act *bona fide* in order to save Nam Tai for the benefit of all the shareholders. On the contrary they acted for the benefit of Kaisa. That is in my judgment a breach of section 120(1) of the Act.

Greater Sail's defences

[167]   I turn then to Greater Sail's defences. Its primary case was that it could only be liable if the case against Nam Tan succeeded. Since IsZo's case against Nam Tai

has succeeded, it is necessary to look at its secondary case, namely that it was purchaser for value without notice, and its tertiary case, namely that the claim in respect of its shares is barred by the "indoor management" rule.

[168]   Greater Sail's secondary case in my judgment fails both as a matter of law and as a matter of fact. The defence of being a purchaser for value without notice only applies to a claim in equity. In the current case, the overturning of the directors' decision to authorise the PIPE arises under sections 121 and 120(1) of the Act. There is no equitable claim made at all. The common law (with irrelevant exceptions like sale in market overt) applies strictly the rule *nemo dat quod non habet*. That in my judgment is fatal to Greater Sail's ability to rely on the equitable doctrine. Mr. Clarke cited no authority in support of his proposition. The reason is that none exists; his proposition is bad law.

[169]   On the facts, it fails as well. Mr. Clarke accepts that it is for the party asserting that it is a purchaser for value without notice to prove that: **Otkritie Investment Management Ltd v Uramov**[64] applying **Macmillan Inc v Bishopsgate Invesgtment Trust plc (No 3)**.[65]   The only witness he called was Mr. Khuong, who was not the relevant decision maker. As I have held above, it is very likely that Mr. Mai would have been involved in the decision of Kaisa to support the PIPE, and that, even if he was not involved, he would have known the true facts. Greater Sail is a wholly owned subsidiary of Kaisa. Any knowledge of Mr. Mai acquired in the course of acting for Kaisa can be attributed to Greater Sail. It is why Mr. Mai was appointed to the subsidiary's board, so that he could do the will of Kaisa: **Re Hampshire Land Co** [66] and **El Ajou v Collar Land Holdings plc**.[67]

[170]   Mr. Moore QC argued that Greater Sail was not a purchaser for value. The money for the purchase of the shares in fact came from Kaisa direct. There was, he submitted, no evidence that Greater Sail in fact paid for the shares. There was no evidence of any form of accounting between Greater Sail and Kaisa for the money.

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[64] [2014] EWHC 191 (Comm).
[65] [1995] 1 WLR 978 at p 1000. See also Barclays Bank v Boulter [1998] 1 WLR 1.
[66] [1896] 2 Ch 743 at p 748.
[67] [1994] 2 All ER 685 at p 698.

I am very doubtful that as a matter of law this submission is correct. In my judgment, there is fairly obvious value given for the shares, to the tune of $150 million, but I shall not lengthen this judgment to deal with the point where it has no effect on the outcome.

[171] Greater Sail's tertiary case is that it is entitled to the benefit of the "indoor management" rule. Reliance on it rather faded in the course of the trial, but Mr. Clarke did not formally abandon it. He described it as follows in his skeleton opening:

> "A person or entity dealing with a corporate body has no obligation to ensure that such corporate body has gone through any such procedures as it ought to in order authorise a transaction. This rule of law, having its origin in the law of agency, has come to be known as the indoor management rule."

[172] The indoor management rule is given statutory form in section 31 of the 2004 Act. It provides that "[a] company… may not assert against a person dealing with the company or with person who has acquired assets rights or interests from the company that [and there then follows a long list of matters, such as failure to comply with the Articles]." In the current case it is not the company which is making assertions, it is IsZo, a third party. Accordingly, in my judgment the indoor management rule has no application. Even if it did, however, the defence would be defeated by Greater Sail's actual knowledge (see the discussion above in relation to Mr. Mai, who would have known full well the true position).

[173] I should add that Mr. Clarke submitted that various matters were not put to Mr. Khuong when he was in the witness box which should have been. He said: "It was not suggested to Mr. Khuong in cross-examination that he, or Ms. Lee, or Mr. Mai, actually knew that the directors of [Nam Tai] were acting for an improper purpose. Nor was it suggested that any of those individuals ought to have known of this from the circumstances." The relevant knowledge was that of Ms. Lee and Mr. Mai. Since neither gave evidence the points could not be put to them. Mr. Khuong could not give evidence of the state of mind of Ms. Lee and Mr. Mai.

Accordingly there was in my judgment no breach of the duty to put matters to a witness.

Adverse inferences

[174] All parties addressed me on inferences which I should draw, both in respect of failure to call witnesses (a **Wisniewski** inference[68]) and in respect of issues of disclosure. As regards the failure to call witnesses, if it had been necessary I would have drawn an inference against Greater Sail from its failure to call either Ms. Lee or Mr. Mai. A *prima facie* case had been made out and no explanation for the failure to call either of those witnesses was provided. In the event, I have not needed to draw any inference.

[175] Mr. Kellogg gave a deposition in the United States, under 28 USC §1782, the well-known provision whereby evidence can be obtained in US Federal Courts for use in foreign proceedings. In the event Mr. Kellogg was not called as a witness, nor was any attempt made to use his deposition. Neither side sought to make any submissions on this failure. I shall simply treat Mr. Kellogg's absence as a blank in the evidence.

[176] As regards disclosure, it is well-established that if, a party fails to disclose relevant documents or, worse, destroys documents, then the Court can draw inferences adverse to that party.[69] In the current case, although there are suspicions about Greater Sail's disclosure, there is no concrete evidence of wilful failure to disclose, so no inference can be drawn against Greater Sail on this.

[177] IsZo complains that a large number of documents, which had been withheld on spurious grounds of privilege, were disclosed very late. The lateness of this disclosure by Walkers on behalf of Nam Tai is regrettable. However, this claim has been heard on an expedited basis. If a more normal timetable had been capable of being adopted, then it is unlikely any complaint would have been made about the delay in production of these documents. It is only because of the

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[68] See Wisniewski v Central Manchester Health Authority [1998] PIQR P324, [1998] 1 Lloyd's Rep (Med) 223.
[69] Matthews and Malek on Disclosure (5th Ed, 2018) at para 17.38; Hollander on Documentary Evidence (13th Ed, 2018) at paras 11-26 and 11-27.

compressed timetable that the matter becomes salient. In my judgment, however, it is not possible to draw inferences from the late production of documents. The whole basis of the adverse inference doctrine in relation to documents is that the documents which are not disclosed should be presumed to have something in them which would deleteriously affect the non-disclosing party's case. Where the documents have been produced (no matter how late), there is no scope for that inference. We know what is in the documents.

[178]   More troubling is the deliberate decision by Nam Tai's New York and BVI lawyers to generate no paper trail of the conferences with the client and the advice given. The purpose of not keeping attendance notes was expressly stated in the email of 22nd September to be that "there are privilege and discovery obligations in the BVI and the work product of both Walkers and [Kirkland] may ultimately be discoverable."   Since no attendance notes from Latham & Watkins have been disclosed, I infer that that firm adopted the same policy.

[179]   It has to be remembered that these three firms were instructed on behalf of the company. The instructions were given by directors or management, but these were given, not on behalf of the directors or the managers, but on behalf of the company, in other words the incorporated body of shareholders. It has long been established that "if people had a common interest in property, an opinion having regard to that property, paid for out of the common fund, i.e company's money or trust fund, was the common property of the shareholder cestuis que trust."[70] That is why documents of Nam Tai, which would otherwise have been the subject of legal professional privilege, were disclosable to IsZo, one of the shareholders.

[180]   By deciding not to keep attendance notes, because these might become known to shareholders, the law firms were, it seems to me, preferring the interests of the directors and managers who were instructing them (but who were not even clients) over the interests of their true clients, the shareholders in the incorporated form of the company. If that is right, then the actions of these firms constitute a very

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[70] Woodhouse & Co Ltd v Woodhouse (1914) 30 TLR 559, cited in CAS (Nominees) Ltd v Nottingham Forest plc [2002] BCC 145 at para [11].

grievous breach of the most fundamental imperatives of legal ethics, to act in the best interests of the client with honesty and integrity. Likewise, the *suggestio falsi* as regards the requisition in the presentation to the board on 5th October is a serious breach of the professional duties of the lawyers concerned. Ms. Lu's discussion on 19th September of how to pull the wool over Mr. Kellogg's eyes may also show a want of integrity.

[181]   Had it been necessary, I would have drawn inferences against Nam Tai from the decision of its advisors deliberately to suppress the creation of any paper trail. In the event, however, I have been able to determine the matter without having to rely on inference.

Disposal of the matter

[182]   I turn then to the disposal of this matter. There is no dispute that the requisition was valid, so I will make an order under section 86(1)(b) of the 2004 Act directing Nam Tai to convene a special meeting of shareholders as soon as reasonably practical. I shall hear counsel on the modalities of this. It would be inappropriate for Dr. Tam to chair the meeting.

[183]   I have held that the PIPE was made for an improper purpose. There is an issue as to whether this results in the placement of shares to Greater Sail being void or voidable. (The claims as between IsZo and West Ridge settled on the terms of a Tomlin order of 14th December 2020.) The law is not entirely clear, but the better view in my judgment is that BVI law renders the placement void and I so hold.

[184]   It makes no odds whether the placement is void or voidable, because there are no grounds in my judgment on which to refuse to avoid the placement, even if it is merely voidable. The prejudice to IsZo of not setting the placement aside is much greater than the prejudice to Greater Sail. It is common ground that Greater Sail is in principle entitled to repayment of the $150 million paid for its shares. If the placement were not set aside, it is difficult to see how the prejudice to IsZo and the other dissident shareholders caused by the loss of a controlling stake could be compensated.

[185] There is not before me any counterclaim by Greater Sail for the return of the $150 million. I therefore have no obligation to make a determination of Greater Sail's rights consequential on the setting aside of the PIPE. Mr. Clarke says that Nam Tai holds Greater Sail's payment on trust for it, so that he has a proprietary claim against Nam Tai: **Best Nation Investments Ltd v Qiu Jianjun**.[71] Even if in principle Greater Sail has a proprietary claim, this will still depend on Greater Sail being able to trace its money into identifiable assets or bank accounts. This is now-a-days no longer as strict a procedure as was once the case: see, in this jurisdiction, the discussion in **Re Durant International Corp**.[72] However, as an evidential matter it is still far from straightforward. Further, there will be questions as to the set-off of costs. Lastly, Nam Tai have said throughout that without the PIPE Nam Tai will be insolvent. Until the reaction of the banks to the result of the requisitioned meeting is known, it would be premature to be ordering Nam Tai to repay Greater Sail.

[186] In my judgment, these are all matters which should be determined by the board which is in place after the meeting is held. In the meantime, as discussed with counsel during closing submissions, it is appropriate to make a limited injunction to preserve the monies paid by Greater Sail and to prevent the current board reimbursing Greater Sail pending the holding of the special meeting of shareholders.

[187] As to costs, my preliminary view is that Nam Tai and Greater Sail should pay IsZo's costs. Nam Tai may be entitled to be indemnified by Greater Sail against any monies paid to IsZo under the costs order and may have a claim for its own costs against Greater Sail. These potential claims should, however, be reserved so that Nam Tai's new board (if there is one) can consider whether to ask for such a costs orders against Greater Sail.

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[71] [2017] ECSCJ No 71, BVIHC (COM) 2014/0094 (28th March 2017) (Wallbank J), upheld on appeal *sub. nom.* Antow Holdings Ltd v Best Nation Investments Ltd [2018] ECSCJ No 253, BVIHCMAP 2017/0010 (21st September 2018).
[72] [2019] ECSCJ No 408, BVIHC (COM) 2019/0020 (5th December 2019) (Jack J) at para [4]. The eponymous Privy Council decision, [2015] UKPC 35, [2016] AC 297, was on appeal from Jersey.

[188]   I shall direct that a copy of this judgment be sent to the senior partners of Kirkland & Ellis, Latham & Watkins, Walkers in the BVI and Hong Kong and Fangda Partners, so that they consider the ethical issues which I have highlighted.

Adrian Jack
Commercial Court Judge [Ag.]

By the Court

Registrar